Exhibit 99.1

Richmont Mines Inc.

2014 ANNUAL REPORT

RICHMONT

www.richmont-mines.com

TSX – NYSE MKT : RIC

TABLE OF CONTENTS

Message from the Executive Chairman of the Board	04
Message from the President and Chief Executive Officer	05
Management’s Discussion and Analysis	07
Table of Reserves and Resources	51
Definition of Reserves and Resources	52
Management’s Report	54
Management’s Report on Internal Control over Financial Reporting	55
Independent Auditor’s Report of Registered Public Accounting Firm	56
Consolidated Income Statement	58
Consolidated Statement of Comprehensive Income	59
Consolidated Statement of Changes in Equity	60
Consolidated Statement of Financial Position	63
Consolidated Statement of Cash Flows	64
Notes to Consolidated Financial Statements	65
Board of Directors and Officers	104
Corporate Staff	105
General Information	106

Richmont Mines Inc. | 2014 Annual Report

MESSAGE FROM THE EXECUTIVE CHAIRMAN
OF THE BOARD

Dear Fellow Shareholders,

I am very encouraged that as I write this letter in early 2015, the gold price environment appears to have found its floor after a turbulent 2014. Signs are pointing to continued gold price appreciation and momentum against a backdrop of a very charged global political landscape. Combined with the weakness of the Canadian dollar these conditions are very favourable for the Corporation. In my dual role as Executive Chairman of the Board and as a significant shareholder, I am very pleased with Richmont’s success in recruiting a President and CEO with the experience and track record of Renaud Adams, and in closing a $38.5 million equity offering. This financing is particularly notable as raising capital in the gold sector has become, for most companies, very difficult to execute. This financing bolsters Richmont’s already strong cash position, and allows Richmont to continue the development of the higher-grade extension leading to the expansion of our Island Gold Mine in Dubreuilville, Ontario. I am confident that this asset will be the cornerstone by which Richmont will secure a future of long-term growth for the Corporation and its employees, and create significant value for our shareholders.

The Island Gold Mine extension continues to have every indication of being a transformational asset for Richmont, and is the type of operation that we have been working towards. It is located in Ontario – one of the most mining-friendly jurisdictions in the world – and this extension is immediately below our fully-staffed, permitted, and producing Island Gold Mine. In addition to having this advantageous starting point, the deeper extension has the key attributes of a long-life cornerstone asset, namely a significant resource base in excess of 1 million ounces, and higher gold grades. Very significantly, the deposit remains open at depth and along strike. An aggressive step-out hole late in the year yielded an impressive 19.87 g/t Au over 3.93 metres at a vertical depth of approximately 1,200 metres, confirming our belief that the deposit has the potential to continue at depth. During the course of 2015 we will remain focused on optimizing our operations, and on further advancing the extension of Island Gold with the objective of fully integrating the deeper resource into our Island Gold Mine commercial production profile in the near-to-medium term. As we proceed with this development work in 2015, I am also pleased to report that we will also recommence an aggressive exploration program to evaluate the upside potential, along strike, at depth, as well as testing some other highly prospective targets elsewhere on the property. I see this exploration initiative as a potentially significant value-driver for Richmont’s future share performance. We believe the market is only just beginning to appreciate the significance of Richmont’s Island Gold asset.

In closing, I would like to thank the Corporation’s Board of Directors, management team, and employees for their hard work, dedication and commitment to Richmont and its long-term success. I would also like to pay special recognition and thanks to one of the members of our Board of Directors, Ms. Elaine Ellingham, who did a fantastic job steering the Corporation and creating shareholder value when she served as Richmont’s Interim President and CEO during the second half of 2014, while the Corporation was completing its executive search for a new President and Chief Executive Officer.

I look forward to 2015 being a great year for Richmont.

/s/ Greg Chamandy
H. Greg Chamandy
Executive Chairman of the Board

February 18, 2015

04	Richmont Mines Inc. | 2014 Annual Report

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE
OFFICER

Dear Shareholders,

I am very pleased to report that our operations exceeded production expectations in 2014. Collectively our mines generated gold sales of 94,503 ounces during the year, the second highest production level in Richmont’s 30+ year history, while also meeting our mandate to improve overall financial efficiency, as evidenced by the 15% decrease in our consolidated average cash cost per ounce in 2014 to CAN$956 (US$866). Not only is this a testament to the capability, execution and dedication of our team, but it also provides Richmont with a strong foundation to reposition our Island Gold Mine into a longer-life, higher-grade gold asset capable of expanding its future production profile and cash flow.

Richmont’s operational focus in 2014 was on delivering profitable gold production. Our Island Gold Mine in Ontario met this objective, generating 45% of Richmont’s annual consolidated gold sales, at an average Canadian cash cost per ounce that was 13% below 2013 levels. Full year processed tonnage levels were lower at Island Gold however, following reduced amounts of development work completed in the first half of the year as our focus was redirected to preparing and evaluating the future expansion possibilities for the mine. The launch of our accelerated development plans in the fourth quarter is reversing this trend, by repositioning the mine with greater amounts of mineable ore inventory in the near-term. We also successfully replaced and upgraded crushing equipment at the on-site mill during the year. Additional targeted infrastructure and asset investments are planned as the mine site continues to be transformed to meet the longer-term future requirements.

Our Quebec assets delivered solid operational results in 2014, with the Beaufor Mine continuing its strong performance momentum throughout the year, and the Monique open-pit mine exceeding annual production expectations. At Beaufor, the implementation of a more selective mining approach drove a notable 16% increase in processed grade and a 13% decrease in cash cost per ounce of gold sold to CAN$946 (US$856) during the year. Our focus for 2015 remains squarely on generating net free cash flow from this operation, an attainable objective we believe as mining will concentrate on the higher grade M Zone and the closer to surface 350 Zone during the year. Our open-pit Monique Mine outperformed expectations in 2014, accounting for 25% of our annual production at a cash cost of CAN$910 (US$824) per ounce of gold sold. Actual mining was completed by the contractor at the end of January 2015, and we will process the stockpiled ore from this asset through 2015. With mining operations now finished at Monique, our results in 2015 will continue to benefit from the expected positive free cash flow from our Beaufor Mine during the year.

While 2014 was a year of preparation and transition, 2015 will be one of action and repositioning. To this end, I am very enthusiastic about the transformational development plans we announced for Island Gold earlier this year. The proceeds from our recently completed financing will enable us to leverage our strong cash position and gives us the flexibility to execute our plans that will reposition Island Gold, thereby unlocking its significant value. To this end, we have set out a demanding work schedule for 2015, one in which production, exploration, and accelerated development functions will be working in parallel. We are holding ourselves accountable to our shareholders, employees and our other stakeholders to not only execute our accelerated work plans on schedule, and to do so while maintaining Richmont’s long history of prudent financial management.

Richmont Mines Inc. | 2014 Annual Report	05

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE
OFFICER

On a personal note, I am very pleased to have been given the opportunity to take the helm of Richmont at such an important inflection point in the Corporation’s long history. Richmont today has the strongest organic growth profile in its history, at the heart of which is the potential for our Island Gold Mine to deliver production growth from a mining-friendly and safe jurisdiction for many years to come. To further unlock this value we have embarked on what will be a transformational year for the Corporation, during which I look forward to working closely with our dedicated team as we continue to seek out and create long-term value for our shareholders.

Best regards,

/s/ Renaud Adams
Renaud Adams
President and Chief Executive Officer

February 18, 2015

06	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2014. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2014. The data on production are presented in metric units, with the exception of troy ounces, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 50.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont Mines was founded in Quebec in the early 1980’s. Since then, the Corporation has operated 6 underground gold mines and 1 open-pit gold mine in Canada, and has produced over 1,500,000 ounces of gold from these operations. Richmont currently operates three gold mines (the Beaufor and Monique mines in Quebec and the Island Gold Mine in Ontario), and is actively developing the higher-grade deep extension of its Island Gold Mine operations.

Vision and Strategy: Richmont has embarked on important, game-changing development plans to unlock significant value at its cornerstone Island Gold Mine. The accelerated development plans are driven by parallel objectives of expediting access to the high quality resource extension, de-risking and upgrading the existing inferred resource base via drilling, and expanding the mine’s resource base both laterally and at depth. In doing so, Richmont’s vision is to extend mine life and accelerate potential production expansion and free cash flow visibility of Island Gold, while providing shareholders with the strongest organic growth profile in the Corporation’s history.

Experienced Management Team: With over 30 years of experience in gold exploration, development and mining, Richmont is uniquely well positioned within the Canadian mining space. Spearheading these initiatives is the Corporation’s management team, which has earned a reputation for expertise in operating underground gold mines. On an individual basis, most of our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

2014 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  2014 revenues of $132.2 million from the sale of 94,503 gold ounces at an average price of CAN$1,396 (US$1,264) per ounce. Annual gold sales were the second highest in the Corporation’s history, and were 49% above gold sales of 63,443 ounces at an average price of CAN$1,419 (US$1,378) per ounce in 2013, which generated annual revenues of $90.2 million;

  Net earnings from continuing operations of $8.2 million or $0.18 per share, in 2014, compared to a net loss from continuing operations of ($33.2) million or ($0.84) per share in 2013 which included a non-cash write-down of the W
  Zone Mine assets following a reduction of its reserve base, a write-down of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement (please refer to Table 2);

  2014 operating cash flow of $27.3 million, or $0.60 per share, were a notable 689% improvement over operating cash flow of $3.5 million, or $0.09 per share in 2013; Strong 2014 net free cash flow of $4.2 million, or $0.09 per share, compared to 2013 net free cash flow of ($38.4) or ($0.97) per share (please refer to Table 2);

  Transformational development plans at Island Gold announced for 2015 to position the mine for future growth by unlocking the value of the resource extension at depth: $27.6 million of accelerated project and exploration costs planned in addition to forecasted sustaining capital expenditures of $20.7 million;

Richmont Mines Inc. | 2014 Annual Report	07

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Company-wide Proven and Probable Mineral Reserves at December 31, 2014 of 217,950 ounces of gold grading 6.43 g/t, versus 218,150 ounces of gold grading 4.98 g/t at the end of 2013; Measured and Indicated Resources of 1,894,600 ounces of gold grading 3.40 g/t, versus 1,907,550 ounces of gold grading 3.42 g/t at year-end 2013;

  Balance sheet: cash balance at December 31, 2014 of $35.3 million, working capital of $34.8 million, and minimal long-term debt of $5.7 million; Cash balance of $67.5 million as of February 11, 2015, following closing of financing;

  Island Gold Mine increases Proven and Probable Mineral Reserves 28% net of 2014 mining depletion; New step- out exploration drill hole at depth reaffirms significant potential for expansion of the deposit at depth and along strike;

  2015 production forecast of 78,000 to 88,000 ounces of gold at a cash cost of CAN$935 – $1,035 (US$850 – $940).

Review of Operations: In 2014 Richmont produced gold primarily from the Island Gold Mine in Ontario and the Beaufor and Monique mines in Quebec. Gold sales from these operations were 94,503 ounces in 2014, versus 63,443 ounces in 2013, with the annual difference reflecting a full year of production from the Monique Mine versus only three months in 2013, and higher gold sales from the Island Gold and Beaufor mines that was driven primarily by improved grades at both operations. The Island Gold Mine generated gold sales of 42,078 ounces in 2014, in line with forecasts and 20% above the 35,113 ounces of gold sold in 2013, predominantly due to the 25% improvement in mined grade to 5.83 g/t from 4.65 g/t in 2013. As of December 31, 2014, the Island Gold Mine had Proven and Probable reserves of 183,750 ounces of gold, more than replacing its 2014 annual production. The Beaufor Mine, in commercial production since 1996, generated gold sales of 24,006 ounces in 2014, a 4% improvement over 2013 gold sales of 23,028 ounces, and in line with its targeted production range of 20,000 to 25,000 ounces. The annual improvement was driven by a stronger recovered grade of 6.84 g/t in 2014, versus 5.88 g/t in 2013, stemming from the implementation of a more selective mining focus. The Beaufor Mine Proven and Probable reserves as of December 31, 2014 were 32,750 ounces of gold, compared to 43,950 ounces of gold at the end of 2013.

Revenue: Total revenues for 2014 were $132.2 million, a 47% increase over revenues of $90.2 million in 2013. The year-over-year increase was attributable to a 49% increase in the number of gold ounces sold, which mitigated a slightly lower average realized gold sales price in Canadian dollars. More precisely, 94,503 ounces of gold were sold in 2014 at an average price of CAN$1,396 (US$1,264) per ounce, versus gold sales of 63,443 ounces in 2013 at an average price of CAN$1,419 (US$1,378) per ounce.

Cost of Sales: Cost of sales increased 30% year-over-year in 2014 to $111.9 million, due to a 49% increase in processed tonnage levels largely attributable to a full year of commercial production at the Monique Mine in 2014 versus three months of production in 2013, and a higher cost per tonne at the Island Gold Mine stemming from increased development work, and rental costs of crushing equipment while the primary jaw crusher was being replaced at the mill. The average cash cost of production decreased 15% to CAN$956 (US$866) per ounce in 2014, from CAN$1,128 (US$1,095) per ounce in 2013, primarily owing to improvements in recovered grade at all three operating mines, and resulting higher gold sales.

Earnings: The Corporation generated net earnings of $8.2 million, or $0.18 per share for the fiscal year 2014, a significant improvement of over $41 million compared to the 2013 net loss from continuing operations of ($33.2) million, or ($0.84) per share, which included charges totaling $22.1 million, or $0.56 per share, stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. Refer to Table 1 and Table 2 for details. The annual variance in results also reflects the 49% increase in the number of gold ounces sold, and a 15% decrease in the average cash cost per ounce stemming from improved mined grades at all three operating mines, the effects of which were only partially mitigated by the slight 2% decrease in the average sales price per ounce in Canadian dollar terms.

08	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE 1: NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

(in thousands of $, except per share amounts)	2014	2013	2012
	$	$	$

Net earnings (loss) from continuing operations	8,182	(33,162)	(2,977)
Net loss from discontinued operation	-	(1,098)	(42,038)

Net earnings (loss)	8,182	(34,260)	(45,015)

Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Basic net earnings (loss)	0.18	(0.87)	(1.28)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Diluted net earnings (loss)	0.18	(0.87)	(1.28)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted net earnings (loss) and adjusted net earnings (loss) per share are measures that management uses to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. The 2013 adjusted net loss excludes a small loss from the discontinued Francoeur Mine operations, a non-cash write-down on the W Zone following a reduction in its reserve base, a write-off of the financing costs associated with the termination of a debt-financing agreement, and a write-off of deferred income and mining tax assets recorded in 2013. The 2012 adjusted net loss excludes charges from the discontinued operation of the Francoeur Mine. All adjustments are net of taxes.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after working capital changes, less investments in property, plant and equipment.

All-in sustaining costs is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production.

The following table is a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) on a consolidated basis, and operating cash flow to net free cash flow on a consolidated basis.

Richmont Mines Inc. | 2014 Annual Report	09

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE 2: FISCAL YEAR ADJUSTED NET EARNINGS (LOSS) AND NET FREE CASH FLOW (NON-GAAP FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	2014	2013	2012
	$	$	$

Adjusted net earnings (loss)
Net earnings (loss) from continuing operations	8,182	(33,162)	(2,977)
Adjustments, net of taxes:
Write-off of Deferred Income & Mining Tax assets	-	7,484	-
Write-down of W Zone Mine assets	-	13,472	-
Write-off of financing costs related to debt financing	-	1,165	-

Adjusted net earnings (loss)	8,182	(11,041)	(2,977)

Basic weighted average number of shares outstanding (thousands)	45,261	39,594	35,055

Adjusted net earnings (loss) – per share	0.18	(0.28)	(0.08)

Net free cash flow

Operating cash flows	27,279	3,456	7,656
Less: investments in property, plant and equipment	23,052	41,888	37,854

Net free cash flow	4,227	(38,432)	(30,198)

2014 CORPORATE AND OPERATIONAL NEWS

Bought Deal Financing Successfully Completed

The Corporation announced in April that it has closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11.7 million which were used for working capital and general capital purposes. Please refer to the April 3, 2014 and April 23, 2014 press releases for full details.

Ownership of Island Gold Mine Land Package Consolidated

At the beginning of August, Richmont announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. As part of the agreement Richmont agreed to make advance royalty payments of $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments. For full details please refer to the August 5, 2014 press release.

10	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

2014 Management and Board of Director Changes

In late September the Corporation announced that the Board of Directors had promoted Nicole Veilleux to Vice-President, Finance, a role which she previously held for the Corporation, and concurrently announced that Pierre Rougeau, Chief Financial Officer, has resigned from the Corporation to pursue other opportunities. Nicole Veilleux has been with Richmont for over 16 years, in positions of increasing responsibility. She is a Chartered Professional Accountant with over 25 years of experience in finance, including as an Auditor for KPMG LLP, and as a Financial Analyst for Norbord Industries Inc. and for the Fonds régional de solidarité de l’Abitibi-Témiscamingue. Ms. Veilleux joined Richmont initially as Controller, was promoted to Financial Director in March 2006, and fulfilled the role of CFO from this date to November 30, 2012. Please refer to the September 25, 2014 press release for details.

In mid-October Richmont announced that Mr. Renaud Adams had been appointed to the position of President and Chief Executive Officer effective November 15, 2014, taking over the reins from Ms. Elaine Ellingham, whom had been appointed to the position on an interim basis following the departure of the Corporation’s previous President and CEO Mr. Paul Carmel at the beginning of July. Mr. Adams brings 20 years of mining experience to Richmont, during which he has held numerous positions including as President and Chief Operating Officer at Primero Mining Corp., Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University. Please see the July 2, 2014, October 17, 2014 and November 17, 2014 press releases for additional details.

In mid-October, the Corporation also announced that Dr. James Gill had stepped down from the Corporation’s Board of Directors, effective October 17, 2014.

2015 SUBSEQUENT EVENTS AND NEWS

Favourable Island Gold Mine Step-Out Exploration Results Announced

In early January 2015 Richmont provided results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights included results from hole GD-14-01C that had been drilled from surface. This hole intersected 19.87 g/t Au over a true width of 3.93 metres at a depth of -1,200 metres, at approximately -250 metres down plunge from the limits of the currently defined Resources, and reinforced the potential to grow the deposit both laterally and at depth. The second hole that was drilled from surface intersected two small -mineralized zones at a depth of about -900 metres, the best one returned 2.43 g/t of gold over a true width of 1.5 metres. Exploration drilling in this area will continue from underground.

Richmont also announced a significant exploration program for Island Gold Mine in 2015, to test the eastern extension of the deposit at depths and targeted areas closer to surface, with the objective of increasing the number of ounces per vertical metre down to a depth of -1,000 metres, which would favourably impact development cost per ounce.

Richmont Mines Inc. | 2014 Annual Report	11

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Bought Deal Financing Completed

The Corporation announced in mid-January 2015 that it had entered into an agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$4.00 per share for gross proceeds of CAN$30 million. The underwriters were also granted an over-allotment option to purchase up to an additional 1.125 million common shares. The following day, Richmont announced that it had agreed to increase the size of its previously announced bought deal offering by 1.0 million shares. Richmont plans to apply the entire net proceeds of the financing toward accelerating the transformational development of the higher-grade Resource extension at its Island Gold Mine in Ontario currently underway. On February 11, 2015 the Corporation announced that it had closed the previously announced bought deal financing, subsequent to which a total of 9.625 million shares were issued, including the entire over-allotment option, at a price of CAN$4.00, generating gross proceeds of CAN$38.5 million. The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. Richmont received strategic advisory services from Red Cloud Mining Capital Inc. As of February 11, 2015, the Corporation had 57.9 million shares outstanding, and a cash balance of $67.5 million.

Please refer to the January 20, 2015, January 21, 2015 and February 11, 2015 press releases for additional information.

2015 Corporate Guidance and Island Gold Mine Transformational Development Plans Announced

At the end of September 2014, the Corporation announced that Manroc had been hired to take over ramp development work in order to accelerate access to the deeper extension of the mine. This contracted development included extending the ramp to a depth of -660 metres by the end of 2014, and to a depth of -735 metres by the end of the contract in second half of 2015. Concurrent with ramp development, Manroc was contracted to complete a drift on the -620 metre level of the mine to facilitate exploration/definition drilling. As of the end of 2014, the main ramp had achieved a vertical depth of -660 metres, as planned, and approximately 150 metres of the lateral drift on the -620 metre level was completed, with one drill bay already being used for definition drilling purposes.

In mid-January the Corporation provided 2015 forecasted production guidance of 78,000 – 88,000 ounces at a cash cost of CAN$935 – CAN$1,035 (US$850 – US$940), as well as development plans for the Resource extension at the Island Gold Mine in Ontario, as detailed in Table 3 below. Specifically, 2015 development plans at Island Gold include extending the main access ramp to a minimum depth of -750 metres and the secondary eastern ramp to a minimum depth of -570 metres, and completing the in progress 600 metre long exploration/definition drift to the east on the -620 metre level of the mine. Additional plans include 61,000 metres of exploration drilling to test the potential to extend the Resource to the east, as well as in some areas slightly to the west and closer to surface, 59,000 metres of definition and delineation drilling to upgrade the Inferred Resources between 500 and 1,000 metres of depth in preparation for mining in 2016, and mining and milling studies to evaluate mining and milling requirements under various possible growth scenarios.

Two priorities are driving the Island Gold accelerated 2015 plans, namely to expedite access to the deeper high quality resource base, and to increase the reserve and resource base of the asset. In doing so, the Corporation’s goal is to extend the assets’ mine life, while also accelerating the potential to expand production and increase the amount of free cash flow generated by the mine. Please refer to the January 15, 2015 press release for full details.

12	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

TABLE 3: 2015 PRODUCTION, DEVELOPMENT PLANS AND CAPEX GUIDANCE1

Gold Sales (Ounces)		Sustaining Capital Expenditures
2015 – Forecasted	78,000 – 88,000	Fixed assets/equipment	$13.7 million
		Delineation drilling	$0.7 million
Cost / Ounce		Mine development	$12.5 million
		Total sustaining Capex	$26.9 million
Cash cost	$935 - $1,035
Sustaining Capex	$305 - $345	Project & Exploration Costs
Reclamation & remediation – Quebec	$10 - $15
Corporate G&A	$85 - $95	Exploration – Quebec total	$1.8 million
AISC[2]	$1,335 - $1,490	Exploration – Island Gold	$5.2 million
		Fixed assets/equipment – Accelerated development	$1.8 million
		Acc. mine development – Island Gold[3]	$17.4 million
Cash cost (US$)	$850 - $940	Acc. delineation drilling – Island Gold	$2.2 million
AISC[2] (US$)	$1,215 - $1,355	Mining & milling studies – Island Gold	$1.0 million
		Total project & exploration costs	$29.4 million
[1]	In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.91 (US$1.00 = CAN$1.10).
[2]	All in sustaining costs, a non-GAAP measure. For further information, please refer to section “Non-GAAP financial performance measures” on page 9 of this MD&A.
[3]	Includes cost of the exploration drift, and some exploration drilling.

The Corporation will invest more modestly in its Quebec operations during 2015. Specifically, approximately 11,800 metres of definition drilling and an additional 18,200 metres of exploration drilling planned for the Beaufor Mine property during the year, and some development work required to access the lower Q Zone at the mine will also be advanced. Mining by the contractor was completed at the open-pit Monique Mine at the end of January 2015, and the higher grade material will be given milling priority during the first quarter of the year, after which the lower grade stockpile will be transported and milled. Approximately 35% of the Monique 2015 cash costs (or 10% of total Quebec cash costs) will be non-cash costs (ore stockpile inventory), as they were incurred and paid for in 2014. Consequently, the Corporation expects both Quebec operations to be free cash flow positive in 2015.

Richmont Mines Inc. | 2014 Annual Report	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	2014	2013	2012

KEY PER OUNCE OF GOLD DATA (excluding Francoeur Mine)
Average market price (US$)	1,266	1,411	1,669
Average selling price (US$)	1,264	1,378	1,666
Average selling price (CAN$)	1,396	1,419	1,665
Average exchange rate (US$/CAN$)	1.1045	1.0299	0.9996
Ounces of gold sold	94,503	63,443	60,741
Average cash cost (US$/ounce)[2]	866	1,095	1,044
Average cash cost (CAN$/ounce)[2]	956	1,128	1,044

KEY FINANCIAL DATA (in thousands of $)
Revenues	132,196	90,213	101,718
Net earnings (loss) from continuing operations	8,182	(33,162)	(2,977)
Net loss from discontinued operation	-	(1,098)	(42,038)
Net earnings (loss)	8,182	(34,260)	(45,015)
Adjusted net earnings (loss)	8,182	(11,041)[3]	(2,977)[4]
Cash flows from operating activities	27,279	3,456	7,656
Investment in property, plant and equipment	23,052	41,888	37,854
Cash and cash equivalents	35,273	17,551	59,810
Total assets	148,771	123,328	148,244
Non-current long-term debt	5,724	5,196	702
Shareholders’ equity	107,957	86,353	118,363

Proven and Probable Reserves as at December 31 (ounces)	217,950	218,150	212,476
Shares outstanding as at December 31 (thousands)	48,276	39,596	39,566

KEY PER SHARE DATA (stock price at closing)
US$ (NYSE Market)	3.16	1.00	3.01
CAN$ (TSX)	3.69	1.07	2.99

NUMBER OF EMPLOYEES AS AT DECEMBER 31	373	442	471
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to GAAP. Adjusted net earnings (loss), adjusted net earnings (loss) per share, cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are non-GAAP performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For further information, please refer to section “Non-GAAP financial performance measures” on page 9 of this MD&A.

[2]	The cash cost includes operating costs and royalties.
[3]

Adjusted net loss excludes the $1,098 net loss from the discontinued operation of the Francoeur Mine, the write-down of the W Zone Mine of $13,472, a write- off of deferred income and mining tax assets of $7,484 and a write-off of financing costs of $1,165.

[4]	Adjusted net loss excludes the $49,066 ($42,038 after-tax) loss from the discontinued operation of the Francoeur Mine.

14	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

THE GOLD MARKET

The gold market continued to be turbulent in 2014, with the price per ounce varying from the highest London PM fix close of US$1,385 on March 14, 2014, to the annual low of US$1,142 on November 5, 2014. The average annual price of US$1,266 was US$145 or 10% below the 2013 average price of US$1,411, and US$403 or 24% below the 2012 average price of US$1,669, but was nonetheless above the 2013 lowest monthly average of US$1,225 that occurred in December.

Average Annual Gold Price (London PM Fix)

	2014	2013	2012	2011	2010

Average annual gold price (in US$)	1,266	1,411	1,669	1,572	1,225
Source: Kitco

The main factors that may continue to have influence on the future price of gold include:

  Possible strengthening in the US dollar and the US tapering of its monetary stimulus;

  Continued gold ETF liquidation;

  Weak global inflationary pressures;

  Increased demand levels from China, and easing of import duties in India;

  Uncertainty around governmental fiscal issues in North America and Europe;

  Ongoing geopolitical instability.

EXCHANGE RATES

The U.S. dollar strengthened compared to the Canadian dollar throughout most of 2014 as the U.S. economy continued to show signs of improvement, and its currency reacted in kind. The U.S. dollar started 2014 near its annual low of CAN$1.0639 on January 3, 2014. After trading at an average of CAN$1.0948 in January 2014, it then followed a generally upward trend to reach an annual high of CAN$1.1656 on December 15, 2014. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar increased year-over-year to an average of CAN$1.1045 in 2014, from an average of CAN$1.0299 in 2013, and an average of CAN$0.9996 in 2012.

The U.S. dollar rallied against the Canadian dollar throughout most of 2013 as the effects of an improving U.S. economy positively impacted its currency. The U.S. dollar started the year essentially at par with the Canadian dollar, closing at CAN$0.9973 at the end of January. After reaching its annual low of CAN$0.9845 on January 11, 2013, it then followed a generally upward trend to reach an annual high of CAN$1.0737 on December 20, 2013. On an annualised basis, the value of the U.S. dollar versus the Canadian dollar increased slightly year-over-year to an average of CAN$1.0299 in 2013, from an average of CAN$0.9996 in 2012, and an average of CAN$0.9891 in 2011.

The Corporation presents per ounce data in US dollars. On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, quarterly and year-to-date rates may differ.

Richmont Mines Inc. | 2014 Annual Report	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVENUES

(in thousands of $, except ounces sold data)	2014	2013	2012
	$	$	$

Revenues	132,196	90,213	101,718

Ounces sold	94,503	63,443	60,741

Total annual revenues increased 47% in 2014 to $132.2 million from $90.2 million in 2013, due to the 49% increase in the number of gold ounces sold minimally offset by a 2% decrease in the average gold sales price realized in Canadian dollars. For the 2014 fiscal year, a total of 94,503 ounces of gold were sold at an average price of CAN$1,396 (US$1,264) per ounce. This compared to gold sales of 63,443 ounces at an average price of CAN$1,419 (US$1,378) per ounce in 2013, and gold sales of 60,741 in 2012 at an average price of CAN$1,665 (US$1,666) per ounce. The Island Gold Mine sold 42,078 ounces of gold in 2014 at an average price of CAN$1,398 (US$1,266), compared with 35,113 ounces of gold in 2013 at an average price of CAN$1,434 (US$1,392), and 41,686 ounces of gold in 2012 at an average price of CAN$1,665 (US$1,666). The Beaufor Mine sold 24,006 ounces of gold at an average price of CAN$1,399 (US$1,267) in 2014, versus 23,028 ounces of gold at an average price of CAN$1,417(US$1,376) per ounce in 2013, and 19,055 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce in 2012. The Monique Mine sold 23,490 ounces of gold in 2014 at an average price of CAN$1,387 (US$1,256), compared to 2,976 ounces of gold at an average price of CAN$1,328 (US$1,265) in its first three months of commercial production during the last quarter of 2013. The W Zone Mine contributed gold sales of 4,929 ounces at an average price of CAN$1,405 (US$1,272) in 2014, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in 2013. Total annual revenues of $90.2 million in 2013 were below the $101.7 million generated in 2012, largely attributable to a 15% decrease in the average gold sales price realized in Canadian dollars.

16	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

COST OF SALES1

(in thousands of $)	2014	2013	2012
	$	$	$

Island Gold Mine	51,766	47,475	44,394
Beaufor Mine	25,008	26,813	28,643
W Zone Mine	6,373	5,957	-
Monique Mine	27,421	4,675	-
Custom milling and other	1,330	912	761

	111,898	85,832	73,798
[1]	Includes operating costs, royalties and depreciation and depletion expenses.

2014 cost of sales increased 30% over prior year levels to $111.9 million, with 87% of this increase attributable to the higher costs associated with a full year of commercial operations at the Monique Mine in 2014, versus only three months in 2013. Cost of sales levels at the Island Gold Mine increased 9% year-over-year, largely due to higher cost per tonne attributable to the previously announced expense associated with the scheduled installation of a new cone crusher at the end of the second quarter, and the rental of a temporary primary jaw crusher and conveyor during the fourth quarter while new crushing equipment was being installed. The Beaufor Mine contributed $25.0 million toward consolidated cost of sales, below prior year levels due to lower tonnage. Operating costs at the Corporation’s Camflo Mill increased slightly as capacity utilisation was maximized with the contribution of a full year of Monique ore, and also increased marginally at the W Zone as remaining areas were mined prior to the cessation of operations at the end of the second quarter. The average cash cost of production decreased by a notably 15% in Canadian dollars to CAN$956 (US$866) in 2014 from CAN$1,128 (US$1,095) in 2013, primarily driven by improved grades at all three of the Corporation’s operating mines, and the resulting higher gold sales.

2013 cost of sales increased 7% over 2012 levels at the Island Gold Mine to $47.5 million, reflecting a higher cost per tonne, primarily in milling, that were the result of mechanical issues at the mill during the second quarter of the year that necessitated the short-term rental of equipment from an outside supplier. Cost of sales at the Beaufor Mine decreased a comparable 6% in 2013 to $26.8 million from $28.6 million in 2012, as a 12% decrease in cost per tonne offset the 7% increase in tonnage. The Corporation’s Monique and W Zone mines, which both began commercial production on October 1, 2013, contributed $4.7 million and $6.0 million, respectively, to the 2013 consolidated cost of sales of $85.8 million, with costs levels at the W Zone Mine reflecting materially higher depreciation expense following the reduction of its reserve base. The average cash cost of production increased 8% in Canadian dollars in 2013 to CAN$1,128 (US$1,095) from CAN$1,044 (US$1,044) in 2012, as higher costs at the Island Gold Mine stemming from lower grades and the high costs at the Monique and W Zone mines in their initial ramp up stage, were only partially offset by lower year-over-year costs at the Beaufor Mine stemming from the improved grade and lower cost per tonne.

The amount of royalties paid out in 2014 increase to $2.3 million from $1.9 million the prior year, driven by higher royalty levels at all three of the Corporation’s operating mines as a result of the higher gold ounce production levels. 2013 royalty payments decreased to $1.9 million from $2.3 million in 2012, reflecting lower royalty levels at the Island Gold Mine as a result of the 16% year-over-year decrease in gold ounces sold and lower gold prices. This was only partially mitigated by slightly higher royalties at the Beaufor Mine as a result of increased gold sales in 2013, and royalties at both the Monique and W Zone mines following their transition into commercial production.

The Corporation pays a 3% net smelter return (NSR) royalty on the greater part of the gold production at the Island Gold Mine, royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine and the W Zone Mine, and a 0.38% net smelter return royalty (NSR) on commercial gold production from the Monique Mine (please see Note 23 of the “Notes to Consolidated Financial Statements” for additional details).

Richmont Mines Inc. | 2014 Annual Report	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2014	2013	2012
	$	$	$

Island Gold Mine	20,168	27,770	8,364
Beaufor Mine	1,623	980	1,192
W Zone Mine	234	3,779	9,911
Monique Mine	21	8,358	-
Discontinued operation – Francoeur Mine	-	-	15,458
Other	1,006	1,001	2,929

Total	23,052	41,888	37,854

Richmont invested $23.1 million in its assets in 2014, down from $41.9 million in 2013 and $37.9 million in 2012. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine. The Corporation is forecasting significantly higher capital expenditures of $56.3 million in 2015. A total of $48.3 million of this amount is being invested in development efforts at Island Gold, that will to accelerate access to the deeper resource base thereby repositioning the mine as a longer-life, higher production and superior free cash flow operation.

Total investments in 2013 were $41.9 million, up from $37.9 million the prior year, with the increase reflecting focused development efforts at Island Gold, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

18	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	2014	2013	2012

Gold Poured
Tonnes	232,730	242,593	248,049
Head grade (g/t)	5.84	4.63	5.45
Gold recovery (%)	96.26	96.09	96.45
Recovered grade (g/t)	5.62	4.45	5.26
Ounces poured	42,042	34,691	41,952

Gold Sold
Tonnes	233,202	244,631	246,743
Head grade (g/t)	5.83	4.65	5.45
Gold recovery (%)	96.26	96.09	96.45
Recovered grade (g/t)	5.61	4.46	5.25
Ounces sold	42,078	35,113	41,686
Cash cost per ounce (US$)	889	1,092	884

Investment in property, plant and equipment (thousands of CAN$)	20,168	27,770	8,364
Exploration expenses (thousands of CAN$)	771	4,532	10,969

Deferred development (metres)	3,013	1,939	1,135
Diamond drilling (metres)
Definition/Delineation	34,599	19,971	16,425
Exploration	6,724	17,736	69,084

For the 12 months ended December 31, 2014, 233,202 tonnes of ore from the Island Gold Mine were processed at an average grade of 5.83 g/t, and 42,078 ounces of gold were sold at an average price of CAN$1,398 (US$1,266) per ounce. This compared to 2013, during which 244,631 tonnes of ore were processed at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. The higher year-over-year gold sales reflect a 25% improvement in grade, partially offset by a slight 5% decrease in processed tonnage, primarily attributable to lower levels of development completed in the first half of the year. Annual cash costs at Island Gold decreased to CAN$982 (US$889) from CAN$1,124 (US$1,092) in 2013, driven by the higher recovered grade. This was partially offset by a higher mining cost per tonne, which stemmed from a greater amount of development work in the fourth quarter and lower amount of processed tonnage, as well as the short-term rental of crushing equipment from an outside supplier.

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at the Island Gold Mine at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a 15% decline in recovered grades and a slight decrease in tonnage. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, due primarily to a lower recovered grade and higher milling cost.

Richmont Mines Inc. | 2014 Annual Report	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont is targeting 2015 annual production of 45,000 to 50,000 ounces of gold from the Island Gold Mine.

ISLAND GOLD MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Proven & Probable Reserves[2]	895,000	6.39	183,750	733,000	6.09	143,500
Measured & Indicated Resources	733,500	9.29	219,050	739,500	9.81	233,350
Inferred Resources	3,547,500	8.79	1,002,750	3,559,000	9.07	1,037,350
1	Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 51 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).

Proven and Probable Mineral Reserves at Island Gold Mine were increased by 28%, net of 2014 mining depletion. Proven and Probable Reserve levels at the Island Gold Mine increased to 183,750 ounces of gold at a grade of 6.39 g/t at December 31, 2014, of which 51%, or 93,750 ounces, are located in the zones below –400 metres. This compares from 143,500 ounces of gold at a grade of 6.09 g/t at December 31, 2013. The annual variation reflects gold sales during 2014, offset by additional Reserves obtained following 34,599 metres of definition and delineation drilling completed during the year.

Estimated Measured and Indicated Resources totaled 219,050 ounces of gold at a grade of 9.29 g/t at December 31, 2014, which included 154,200 ounces of gold at a grade of 10.95 g/t within the deeper zones below -400 metres of the mine. Measured and Indicated Resources at December 31, 2013 estimated 233,350 ounces of gold at a grade of 9.81 g/t, consisting of 168,900 ounces of gold within the deeper zones and 64,450 ounces of gold within the Island Gold Mine. While drilling completed during 2014 successfully reclassified some Resources as Reserves, the Corporation’s primary focus was on establishing and initiating the development plans of the deeper Resource extension.

Estimated Inferred Resources were 1,002,750 ounces of gold at the end of 2014, with the extension at depth encompassing 919,950 of these ounces of gold. This compares to Inferred Resources of 1,037,350 of gold at the end of 2013, which included 954,600 ounces in the deeper extension of the mine.

Gold grades of the Mineral Resources are slightly lower compared to 2013. This reflects some changes made in the kriging parameters used in the deeper extension estimation as well as a decreased of the gold assay capping levels for some of the lower parallel zones. Capping was reduced from 95 to 70 g/t Au for the B Zone and from 40 to 31 g/t Au for the D, D1 and E1E zones following a new statistical review.

The Corporation hired RPA, an independent consultant, to conduct a review of the estimated Mineral Resources for the zones below a vertical depth of -400 metres at the Island Gold Mine. RPA concluded that the estimate is reasonable, has been adequately prepared using standard industry practices, and conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) as incorporated into National Instrument 43-101 (NI 43-101).

A portion of the C Zone Resource, located between the -535 metres and -675 metres levels, has been successfully transferred into Reserves following definition drilling and development that were completed in 2014. A study comparing the Resources as of December 31, 2013 and the Resources/Reserves and mined material as of December 31, 2014 for this specific area was completed, with the results showing good reconciliation. Specifically, at the end of 2013, 286,000 tonnes at a grade of 8.3 g/t were estimated for this area. This compared very favourably to the 294,000 tonnes at a grade of 8.67 g/t at the end of 2014, with all material (including mined material) reported as a Resource with no recovery or dilution take into account. This result is for a small portion of the C Zone and, consequently, should not be extrapolated to the entire C Zone area.

20	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	2014	2013	2012

Gold Poured
Tonnes	115,573	124,570	115,993
Head grade (g/t)	6.86	5.89	5.18
Gold recovery (%)	97.91	97.75	97.80
Recovered grade (g/t)	6.72	5.76	5.06
Ounces poured	24,959	23,076	18,878

Gold Sold
Tonnes	111,474	124,569	116,675
Head grade (g/t)	6.84	5.88	5.19
Gold recovery (%)	97.91	97.75	97.80
Recovered grade (g/t)	6.70	5.75	5.08
Ounces sold	24,006	23,028	19,055
Cash cost per ounce (US$)	856	1,051	1,394

Investment in property, plant and equipment (thousands of CAN$)	1,623	980	1,192
Exploration expenses (thousands of CAN$)	1,733	1,929	1,432

Deferred development (metres)	386	354	-

Diamond drilling (metres)
Definition	12,801	8,050	9,725
Exploration	25,215	22,906	14,730

For the 12 months ended December 31, 2014, 111,474 tonnes of Beaufor Mine ore were processed at an average grade of 6.84 g/t, and 24,006 ounces of gold were sold at an average price of CAN$1,399 (US$1,267). This represented a modest 4% increase in production that was attributable to the improved mines grade during 2014 resulting from the Corporation’s implementation of a more selective mining approach. Cash costs during the period decreased 13% to CAN$946 (US$856) from the prior year levels of CAN$1,082 (CAN$1,051), which was primarily a function of the improved grade.

The 2012 processed tonnage levels from the Beaufor Mine totaled 116,675 at an average grade of 5.19 g/t, which translated into gold sales of 19,055 ounces at an average price of CAN$1,665 (US$1,666). Cash costs of CAN$1,393 (US$1,394) during the period reflected lower levels of tonnage and a low grade. The annual variance from 2012 to 2013 was attributable to the 7% increase in tonnage and 13% improvement in mined grade.

The Corporation is targeting annual production from the Quebec assets, which includes the Beaufor Mine and the Monique Mine operations, of approximately 33,000 to 37,000 ounces of gold for the year.

BEAUFOR MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Proven & Probable Reserves[2]	144,500	7.06	32,750	212,500	6.43	43,950
Measured & Indicated Resources	917,000	6.44	189,850	911,000	6.44	188,500
Inferred Resources	743,000	6.51	155,600	906,000	6.50	189,200
1	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Reserves and Resources of the W Zone and 350 Zone are included as at Dec. 31,
2014 and Dec. 31, 2013. Please refer to the detailed Reserve & Resource table on page 51 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).

Richmont Mines Inc. | 2014 Annual Report	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Proven and Probable Reserves at the Beaufor Mine property, which includes estimated reserves located within the W Zone and 350 Zone, decreased to 32,750 gold ounces at December 31, 2014, from 43,950 gold ounces at December 31, 2013, as 12,801 metres of definition drilling completed on the Beaufor Mine property during 2014 were insufficient to replace the Reserves that were mined during the year. More than half of the Proven and Probable Reserves are contained in two zones, namely the M-M1 Zone with 48,000 tonnes at a grade of 7.32 g/t for 11,400 ounces, and the 350 Zone with 28,000 tonnes at a grade of 7.34 g/t for 6,650 ounces.

Measured and Indicated Resources at the Beaufor Mine property, including those of the W Zone and 350 Zone, were essentially unchanged at 189,850 ounces of gold at the end of 2014 versus 188,500 ounces of gold at the end of 2013. Estimated Inferred Resources at the end of 2014 decreased to 155,600 ounces of gold versus 189,200 ounces at December 31, 2013, mainly as a result of a change in the estimation parameters for the Q Zone, which contains Inferred Resources of 240,000 tonnes at a grade of 6.96 g/t for 53,700 ounces.

Monique Mine

	2014	2013	2012

Gold Poured
Tonnes	280,420	68,301	-
Head grade (g/t)	2.69	2,18	-
Gold recovery (%)	96.03	94,35	-
Recovered grade (g/t)	2.59	2,06	-
Ounces poured	23,307	4,521	-

Gold Sold
Tonnes	279,884	51,541	-
Head grade (g/t)	2.72	1.90	-
Gold recovery (%)	96.03	94.35	-
Recovered grade (g/t)	2.61	1.80	-
Ounces sold	23,490	2,976	-
Cash cost per ounce (US$)	824	1,230	-

Investment in property, plant and equipment (thousands of CAN$)	21	8,358	-
Exploration expenses (thousands of CAN$)	2	221	744

Diamond drilling (metres)
Definition	-	549	540
Exploration	-	1,074	3,475

A total of 279,884 tonnes of ore were processed at an average grade of 2.72 g/t from the Monique Mine during the 12 months of 2014. This compared to processed tonnage of 51,541 tonnes at an average grade of 1.90 g/t in 2013, which included only 3 months of commercial production. Annual gold sales from this mine totaled 23,490 ounces at an average price of CAN$1,387 (US$1,256) in 2014, versus gold sales of 2,976 ounces at an average price of CAN$1,328 (US$1,265) per ounce in the three months of commercial production in 2013. Annual cash costs of CAN$910 (US$824) reflect the distribution of costs over a full year of production in 2014, versus the higher cash costs of CAN$1,290 (US$1,230) during the first three months of commercial operation in 2013 as production was being ramped up.

At December 31, 2014, the Monique open-pit has Probable Reserves of 1,450 ounces at a grade of 3.16 g/t, and additional underground Indicated Resources of 16,850 ounces at a grade of 4.88 g/t. This compares to Proven and Probable open-pit Reserves of 30,700 gold ounces at December 31, 2013, and additional Indicated underground Resources of 16,850 gold ounces at 4.88 g/t located directly below the open-pit. The decrease reflects annual gold sales of 23,490 ounces in 2014.

22	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Mining activities at the Monique open-pit were completed in the last week of January 2015. Along with the ore that was generated in the first month of 2015, the on-site stockpile of over 158,000 tonnes of ore at 1.81 g/t as at the end of December 2014 will continue to be batch processed at the Corporation’s Camflo Mill through to the third quarter of 2015.

W Zone Mine

	2014	2013	2012

Gold Poured
Tonnes	36,789	23,185
Head grade (g/t)	4.25	3.26
Gold recovery (%)	97.45	95.65
Recovered grade (g/t)	4.14	3.12
Ounces poured	4,900	2,324

Gold Sold
Tonnes	37,055	23,262	-
Head grade (g/t)	4.25	3.25	-
Gold recovery (%)	97.45	95.65	-
Recovered grade (g/t)	4.14	3.11	-
Ounces sold	4,929	2,326	-
Cash cost per ounce (US$)	899	1,373	-

Investment in property, plant and equipment (thousands of CAN$)	234	3,779	9,911
Exploration expenses (thousands of CAN$)	-	-	-

Deferred development (metres)	-	1,474	238

Diamond drilling (metres)
Definition	-	1,626	-
Exploration	-	1,602	11,805

A total of 37,055 tonnes of ore were processed from the W Zone at an average grade of 4.25 g/t in 2014. Annual gold sales from this operation were 4,929 ounces at an average price of CAN$1,405 (US$1,272) per ounce. This compared to 23,262 tonnes at an average grade of 3.25 g/t, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in the year-ago period. Cash costs at the operation were CAN$992 (US$899) in 2014, versus CAN$1,441 (US$1,373) in 2013, with the decrease reflecting the discontinuation of development costs when operations were closed in the second quarter of 2014.

Camflo Mill

The Camflo Mill processed a total of 435,371 tonnes in 2014, up 37% from the 317,038 tonnes processed in 2013. This increase was attributable to the contribution of a full year of commercial production from the Monique Mine in 2014, versus only three months in the prior year. Processing levels in 2013 were notably higher than in 2012 owing to the addition of bulk sample material and commercial and pre-production ore from the Monique and W Zone operations during the year.

The Corporation anticipates that the Camflo Mill will continue to operate at capacity through the third quarter of 2015. Thereafter, the utilization rate is expected to decrease to approximately 30% due to the fact that only ore from the Beaufor Mine will continue to be processed once the Monique stockpile has been milled. The Corporation will pursue and evaluate opportunities to fill the future unused capacity at the mill.

Richmont Mines Inc. | 2014 Annual Report	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

EXPLORATION COSTS

(in thousands of $)	2014	2013	2012
	$	$	$

Exploration costs - Mines
Island Gold	771	4,532	10,969
Beaufor	1,733	1,929	1,432

	2,504	6,461	12,401

Exploration costs - Other properties
Wasamac	169	1,102	9,477
Monique	2	221	744
Other	154	347	459
Project evaluation	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	3,186	8,605	23,592

Depreciation	71	229	200
Exploration tax credits	515	(959)	(3,527)

	3,772	7,875	20,265

Island Gold Mine

The Corporation reduced its exploration investments at Island Gold Mine in 2014, as focus was shifted toward laying the groundwork for future expansion plans, and subsequent initiation of a more accelerated development plan in the fourth quarter of 2014. More specifically, exploration costs totaled $0.8 million at the Island Gold Mine in 2014, down from $4.5 million in 2013 and $11.0 million in 2012. The exploration cost in 2013 decreased from the 2012 level, reflecting that the cost of 62,210 metres of exploration drilling completed in 2013 were capitalized, whereas the costs associated with the 69,084 metre exploration drill program in 2012 were not. The 2012 exploration drilling permitted the Corporation to evaluate the future potential below the mine which led to the identification of the first Inferred Resource estimate for the Deep C Zone of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces. The exploration drilling completed in 2013 enabled Richmont to expand and upgrade this gold resource to 456,000 tonnes grading 11.52 g/t for 168,900 ounces of Indicated Resources, and 3.2 million tonnes grading 9.29 g/t for 954,600 ounces of Inferred Resources.

Beaufor Mine

A total of $1.7 million was spent on exploration at the Beaufor Mine in 2014, compared to $1.9 million in 2013 and $1.4 million in 2012. The amounts spent reflect the 25,215 metres of underground and surface exploration drilling that were completed on the property as the Corporation continues to focus on expanding the Reserve and Resource base at the mine.

24	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Wasamac Gold Property

Exploration expenses at the Wasamac Gold Property totaled $0.2 million in 2014, down considerably from the $1.1 million spent in 2013, and the $9.5 million spent on the property and the adjacent Globex optioned land package in 2012. The annual lower expense levels in both 2014 and 2013 reflect that no exploration drilling was done on the property, compared to the 50,000 metres of exploration drilling completed in 2012. The minimal costs incurred during 2014 relate to the ongoing site maintenance and environmental follow-up that was completed on the property. While no drilling was undertaken on this asset during 2013, scheduled technical work and permitting efforts were continued during the year. The Wasamac Gold Property has 15.3 million tonnes of Measured and Indicated Resources grading 2.86 g/t for 1.4 million gold ounces, and 18.8 million tonnes of Inferred Resources grading 2.66 g/t for 1.6 million ounces of gold.

Project Evaluation and Other Properties

Richmont spent $0.5 million on project evaluation and at other properties during 2014, down from $0.8 million in 2013 and $1.0 million in 2012, as the focus of internal resource was directed toward Island Gold Mine.

ADMINISTRATION EXPENSES

(in thousands of $)	2014	2013	2012
	$	$	$

Salaries, directors’ fees and related benefits	2,484	3,320	2,822
Severance compensation	1,269	269	1,986
Stock-based compensation	1,506	1,887	3,601
Depreciation	158	211	129
Other administration expenses	2,210	1,827	1,732

	7,627	7,514	10,270

Administration expenses totaled $7.6 million in 2014 versus $7.5 million in 2013. However, excluding severance payments in both periods, administration expenses in 2014 were 12% below the 2013 levels. The total cost in 2014 reflects lower levels of salaries and related benefits stemming from the decrease in the number of administrative employees, the effects of which were offset by higher severance compensation following the departure of the President and CEO in early July, and departure of the CFO in September.

Administration expenses in 2013 of $7.5 million were below the comparable $10.3 million in 2012, reflecting lower non-cash expenses for share-based compensation, as the value of 1,639,000 options granted during the year was impacted by the lower share price, as well as lower severance compensation following the payment of $2.0 million in severance compensation to the Corporation’s ex-President and CEO in 2012.

The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $1.45 in 2014 compared with $0.58 in 2013 and $2.73 in 2012.

Richmont Mines Inc. | 2014 Annual Report	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

MINING AND INCOME TAXES EXPENSE

(in thousands of $)	2014	2013	2012
	$	$	$

Current taxes	78	785	4,610
Future taxes	427	7,209	(4,237)
	505	7,994	373

For the fiscal year 2014, mining and income taxes totaled $0.5 million. This amount mainly includes $2.3 million of mining and income tax, or 27% of the pre-tax income of $8.7 million, offset by a $1.2 million credit on mining duties from previous years, and the $0.3 million reversal of a 2010 charge that had been booked (for part XII-6 of the tax return of a subsidiary), but will no longer have to be paid by the Corporation.

For the fiscal year 2013, mining and income taxes totalled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. In the charge there is an amount of $0.5 million for current tax expense and a same amount booked against exploration expense.

The 2012 current tax expense totalled $4.6 million and includes Ontario mining taxes of $1.5 million, an adjustment to previous year taxes of $1.4 million and a recorded tax charge of $1.8 million, the latter of which enabled the Corporation to benefit from an exploration credit of the same amount. The recovery of future taxes is due to a $2.3 million reduction in liabilities for future mining taxes and a reduction of $1.9 million for income taxes.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2014 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (US$)	+/- 10% per ounce	+/- 9,566

Exchange rate (US$/CAN$)	+/- 9% (US$/CAN$)	+/- 7,779

26	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2014

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2014

PRINCIPAL FINANCIAL DATA
Revenues	29,468	38,951	34,215	29,562	132,196
Cost of sales[1]	28,649	30,246	27,900	25,103	111,898
Exploration and project evaluation	723	5	513	2,531	3,772
Administration	1,731	2,373	1,578	1,945	7,627
Loss (gain) on disposal of long term assets	(12)	13	250	388	639
Other revenues	(9)	(18)	(9)	(66)	(102)
Financial expenses[2]	27	28	28	28	111
Financial revenues[3]	(82)	(59)	(164)	(131)	(436)
Mining and income taxes (recovery)	344	1,687	(250)	(1,276)	505

Net earnings (loss)	(1,903)	4,676	4,369	1,040	8,182

Cash flows from operating activities	2,379	13,371	8,471	3,058	27,279
Investments in property, plant and equipment	5,920	4,851	7,829	4,452	23,052

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	(0.05)	0.10	0.09	0.02	0.18

Basic weighted average number of common shares outstanding (thousands)	39,596	45,611	47,723	47,993	45,261

OUNCES OF GOLD SOLD
Island Gold Mine	10,259	11,536	11,231	9,052	42,078
Beaufor Mine	4,303	7,541	6,323	5,839	24,006
Monique Mine	4,250	5,622	6,843	6,775	23,490
W Zone Mine	1,600	3,091	238	-	4,929
Total	20,412	27,790	24,635	21,666	94,503

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,441	1,399	1,386	1,361	1,396
Exchange rate	1.1033	1.0905	1.0890	1.1356	1.1045[4]
Selling price (US$)	1,306	1,283	1,273	1,198	1,264
Cash cost (US$)
Island Gold Mine	849	776	829	1,151	889
Beaufor Mine	1,102	712	895	823	856
Monique Mine	1,262	1,036	692	516	824
W Zone Mine	1,764	485	546	-	899
Weighted average	1,060	779	804	864	866

Depreciation and depletion (US$)	199	208	223	141	194

Total cost (US$)	1,259	987	1,027	1,005	1,060

[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses and accretion expense of asset retirement obligations are included.
[3]	Interest income and foreign exchange gains and losses are included.
[4]	2014 average exchange rate.

Richmont Mines Inc. | 2014 Annual Report	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2013

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2013

PRINCIPAL FINANCIAL DATA
Revenues	23,398	17,835	21,152	27,828	90,213
Cost of sales[1]	20,949	15,220	18,655	31,008	85,832
Exploration and project evaluation	2,686	2,279	1,981	929	7,875
Administration	2,122	1,571	1,805	2,016	7,514
Loss (gain) on disposal of long term assets	35	1	82	(13)	105
Write-down of W Zone Mine assets	-	-	-	13,472	13,472
Other revenues	(4)	(26)	(23)	(101)	(154)
Financial expenses[2]	27	24	23	1,189	1,263
Financial revenues[3]	(218)	(173)	(52)	(83)	(526)
Mining and income taxes	41	29	(173)	8,097	7,994

Net earnings (loss) from continuing operations	(2,240)	(1,090)	(1,146)	(28,686)	(33,162)

Net loss from discontinued operation[4]	-	-	(709)	(389)	(1,098)

Net earnings (loss)	(2,240)	(1,090)	(1,855)	(29,075)	(34,260)

Cash flows from (used in) operating activities	(6,776)	(2,966)	5,038	8,160	3,456
Investments in property, plant and equipment	9,343	14,218	6,487	11,840	41,888

KEY PER-SHARE DATA
Net earnings (loss) from continuing operations basic and diluted (CAN$)	(0.06)	(0.03)	(0.03)	(0.72)	(0.84)
Net earnings basic and diluted (CAN$)	(0.06)	(0.03)	(0.05)	(0.73)	(0.87)

Basic weighted average number of common shares outstanding (thousands)	39,586	39,596	39,596	39,596	39,594

OUNCES OF GOLD SOLD
Island Gold Mine	9,060	6,474	8,014	11,565	35,113
Beaufor Mine	5,201	6,352	7,424	4,051	23,028
Monique Mine	-	-	-	2,976	2,976
W Zone Mine	-	-	-	2,326	2,326
Total	14,261	12,826	15,438	20,918	63,443

KEY PER-OUNCE OF GOLD DATA[5]
Selling price (CAN$)	1,636	1,389	1,367	1,328	1,419
Exchange rate	1.0083	1.0231	1.0386	1.0494	1.0299[6]
Selling price (US$)	1,623	1,358	1,316	1,265	1,378
Cash cost (US$)
Island Gold Mine	1,153	1,221	1,191	901	1,092
Beaufor Mine	1,539	759	761	1,423	1,051
Monique Mine	-	-	-	1,230	1,230
W Zone Mine	-	-	-	1,373	1,373
Weighted average	1,294	992	984	1,102	1,095

Depreciation and depletion (US$)	150	150	165	298	204

Total cost (US$)	1,444	1,142	1,149	1,400	1,299

[1]	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
[2]	Interest expenses, accretion expense of asset retirement obligations and financing expenses are included.
[3]	Interest income, gains on disposal of shares of publicly-traded companies and foreign exchange gains and losses are included.
[4]	Net of taxes.
[5]	Excluding Francoeur Mine.
[6]	2013 average exchange rate.

28	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2010 TO 2014

(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2014	2013	2012	2011	2010

PRINCIPAL FINANCIAL DATA
Revenues	132,196	90,213	101,718	118,518	90,412
Cost of sales	111,898	85,832	73,798	71,696	66,103
Exploration and project evaluation	3,772	7,875	20,265	10,926	7,260
Administration	7,627	7,514	10,270	5,456	4,913
Loss (gain) on disposal of long term assets	639	105	198	(3,010)	(489)
Impairment loss on W Zone Mine	-	13,472	-	-	-
Other revenues	(102)	(154)	(28)	(64)	(57)
Financial expenses	111	1,263	656	115	103
Financial revenues	(436)	(526)	(837)	(1,187)	(468)
Mining and income taxes	505	7,994	373	8,543	3,743
Non-controlling interests	-	-	-	-	(128)

Net earnings (loss) from continuing operations	8,182	(33,162)	(2,977)	26,043	9,432

Net loss from discontinued operation[1]	-	(1,098)	(42,038)	(125)	(98)

Net earnings (loss)	8,182	(34,260)	(45,015)	25,918	9,334

Cash flows from operating activities	27,279	3,456	7,656	38,838	18,279
Investments in property, plant and equipment	23,052	41,888	37,854	31,670	16,774
Cash, cash equivalents and shares of
publicly-traded companies	35,273	17,551	59,840	64,425	41,341
Working capital	34,837	13,952	54,296	68,711	43,880
Shareholders’ equity	107,957	86,353	118,363	134,134	94,791

KEY PER-SHARE DATA (CAN$)
Net earnings (loss) from continuing operations
basic	0.18	(0.84)	(0.08)	0.81	0.33
diluted	0.18	(0.84)	(0.08)	0.80	0.32
Net earnings (loss)
basic	0.18	(0.87)	(1.28)	0.81	0.33
diluted	0.18	(0.87)	(1.28)	0.80	0.32
Basic weighted average number of common shares outstanding (thousands)	45,261	39,594	35,055	31,813	28,687
Shares outstanding (thousands)	48,276	39,596	39,566	33,110	31,230

OUNCES OF GOLD SOLD
Island Gold Mine	42,078	35,113	41,686	49,196	45,865
Beaufor Mine	24,006	23,028	19,055	26,947	22,258
Monique Mine	23,490	2,976	-	-	-
W Zone Mine	4,929	2,326	-	-	-

Total	94,503	63,443	60,741	76,143	68,123

KEY PER-OUNCE OF GOLD DATA (excluding Francoeur Mine)
Selling price (CAN$)	1,396	1,419	1,665	1,553	1,280
Exchange rate (annual average)	1.1045	1.0299	0.9996	0.9891	1.0299
Selling price (US$)	1,264	1,378	1,666	1,570	1,243
Cash cost (US$)
Island Gold Mine	889	1,092	884	766	783
Beaufor Mine	856	1,051	1,393	921	867
Monique Mine	824	1,230	-	-	-
W Zone Mine	899	1,373	-	-	-
Weighted average	866	1,095	1,044	821	810

Depreciation and depletion (US$)	194	204	159	129	97

Total cost (US$)	1,060	1,299	1,203	950	907

NUMBER OF EMPLOYEES (at December 31)	373	442	471	489	407
[1]	Net of taxes.

Richmont Mines Inc. | 2014 Annual Report	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FOR THE FOURTH QUARTER

(in thousands of $)	2014	2013
	$	$

Revenues	29,562	27,828
Expenses	28,522	56,514
Net earnings (loss) from continuing operations	1,040	(28,686)
Net earnings (loss) from discontinued operation	-	(389)
Net earnings (loss)	1,040	(29,075)
Cash flows from operating activities	3,058	8,160

Total Revenues for the fourth quarter of 2014 were $29.6 million, a 6% improvement over revenues of $27.8 million generated in the comparable period of 2013. This increase is attributable to strong results from the Quebec assets, with higher gold ounce sales at both the Beaufor and Monique mines, and a 2% increase in the average realized gold price in Canadian dollars. Partially offsetting these were lower gold ounce sales at the Island Gold Mine due to lower processed tonnage levels in the period. This trend will continue as a result of the initiation of accelerated short-term development work in the fourth quarter of 2014. This work is expected to reposition the mine with greater mineable ore inventory in the near-term, and will be further reinforced by the $9.3 million of sustaining capital expenditures planned at Island Gold in 2015. Tonnage was below 2013 levels as a result of a lower number of available mining faces at Island Gold Mine during the quarter following lower levels of development in the first half of the year. In the fourth quarter of 2014, 21,666 ounces of gold were sold at an average price of CAN$1,361 (US$1,198), versus gold sales of 20,918 ounces at an average price of CAN$1,328 (US$1,265) in the fourth quarter of 2013.

Fourth quarter expenses decreased to $28.5 million in 2014, from $56.5 million in the prior year period. The decrease reflects lower cost of sales in the current period that was driven by a 15% decrease in the consolidated average cash cost per ounce of gold sold in the current period, together with a 12% decrease in processed tonnage levels year-over-year. The improvement similarly reflects an impairment loss on the W Zone Mine in the year-ago period following a reduction in its reserve level. The average cash cost per ounce of gold sold totalled CAN$981 (US$864) in the fourth quarter of 2014 versus CAN$1,156 (US$1,102) in the year-ago period, as lower year-over-year costs at the Beaufor and Monique mines offset the higher Island Gold Mine cash cost anticipated following the onset of the Corporation’s accelerated development work at the mine.

Richmont generated net earnings of $1.0 million, or $0.02 per share, in the fourth quarter of 2014, versus a net loss from continuing operations of ($28.7) million, or ($0.72) per share, in the fourth quarter of 2013. The improved results reflect lower cost of sales in the current period driven by improved tonnage and recovered grades at the Quebec assets resulting in lower cash costs per ounce sold. Improved results similarly reflect charges in the 2013 period totalling $22.7 million, or $0.57 per share, that included a non-cash write-down on the W Zone Mine assets, a write-off of deferred income and mining tax assets and a write-off of financing costs following the termination of a debt financing agreement. Fourth quarter 2014 results similarly benefited from a higher average realized gold sales price combined with a 4% increase in the number of gold ounces sold. As reported, Richmont generated a net loss of ($29.1) million, or ($0.73) per share, in the fourth quarter of 2013.

30	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FOURTH QUARTER NET EARNINGS (LOSS) (NON-GAAP FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	Q4 2014	Q4 2013
	$	$

Net earnings (loss)	1,040	(29,075)

Adjustments, net of taxes:
Write-off of Deferred Income & Mining Tax assets	-	8,079
Write-down of W Zone Mine assets	-	13,472
Write-off of financing costs related to debt financing	-	1,165
Charge related to discontinued operation	-	389

Adjusted net earnings (loss) from continuing operations	1,040	(5,970)

Basic weighted average number of common shares outstanding (thousands)	47,993	39,596

Adjusted net earnings (loss) from continuing operations – per share	0.02	(0.15)

There were no adjustments to fourth quarter 2014 results. The fourth quarter 2013 adjusted net loss excludes charges, as detailed in the table above. Excluding these charges, Richmont generated an adjusted net loss of ($6.0) million, or ($0.15) per share, in the fourth quarter of 2013.

CASH POSITION

The Corporation’s cash balance was $35.3 million at December 31, 2014, up from the $17.6 million balance at December 31, 2013. Year-end cash levels reflect investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

The Corporation closed a bought-deal financing on February 11, 2015, subsequent to which the Corporation’s cash position totalled $67.5 million.

The cash balance of $17.6 million at December 31, 2013 was below the $59.8 million balance at December 31, 2012, reflecting investments of $41.9 million in property, plant and equipment during 2013, partially offset by $3.5 million of cash generated from operations during the 12 month period.

At December 31, 2014, Richmont had working capital of $34.8 million compared with $14.0 million at December 31, 2013. The $20.8 million increase is mainly attributable to a $17.7 million increase in the Corporation’s cash balance, a $4.7 million increase in inventories, a $2.0 million increase in income and mining taxes payable, and a $1.0 million increase in the current portion levels of long term debt related to advance Island Gold Mine royalty payments payable to a third party in January 2015.

At December 31, 2013, Richmont had working capital of $14.0 million compared with $54.3 million at December 31, 2012. The decrease reflects a $42.2 million decrease in cash and cash equivalents, a $2.2 million increase in exploration tax credits receivable and a $1.3 million increase in inventories, and a $2.5 million increase in accounts payables, and a $0.7 million decrease in income and mining taxes payable.

CAPITAL RESOURCES

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

In 2014, the Corporation issued 630,120 common shares (30,000 in 2013 and 483,600 in 2012) following the exercise of stock options and received cash proceeds in the amount of $1.1 million ($0.1 million in 2013 and $1.5 million in 2012).

Richmont Mines Inc. | 2014 Annual Report	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. According to the terms of the Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $26.0 million. An expense of $1.0 million was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $0.2 million.

The Corporation had 48.3 million shares outstanding as of December 31, 2014.

Richmont Mines’ main investment allocations in 2015 will be at its Island Gold project, and the Corporation expects to fund these investments with existing cash, with cash flows from operations and with funds received from the issuance of common shares.

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, and will make the following additional future payments: $1.0 million each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.4 million for office space. Minimum rental payments for the next three years amount to $0.14 million annually.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

During the year ended December 31, 2013, the Corporation entered into five financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $2.9 million. The net carrying value of the rolling stock under financial leases amounts to $3.3 million.

32	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2014, the total amount that could be paid as Retention Awards under these agreements is $2.0 million.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and must increase the financial guarantees by $1.8 million in 2015 and $1.2 million in 2016.

The Corporation is involved in the following legal proceedings against the Corporation:

a)

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at December 31, 2014, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

On January 21, 2015, a syndicate of underwriters, has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of $4.00 per share for gross proceeds of $34.0 million. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation, exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4.5 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Corporation will be $38.5 million. Following the deduction of estimated fees, net proceeds are expected to amount to $36.1 million, and the Corporation’s share capital will increase by the same amount. The financing was closed on February 11, 2015 and the full over-allotment option was exercised.

RELATED PARTIES TRANSACTIONS

The former corporate secretary is a partner at a law firm. Until the May 9, 2013, date of his resignation as corporate secretary, the Corporation received professional services from this firm for a total consideration of $0.1 million, including taxes ($0.3 million in 2012).

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

OFF-BALANCE-SHEET TRANSACTIONS

In 2014, 2013 and 2012, the Corporation was not involved in any off-balance-sheet transactions.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2014, 2013 and 2012, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash, guaranteed investment certificate and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash, guaranteed investment certificate, receivables and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine, Monique Mine and Island Gold Mine are the following:

	2014	2013	2012

Gold (US$/ounce)	1,200	1,225	1,450
Exchange rate (US$/CAN$)	1.083	1.060	1.000
Gold (CAN$/ounce)	1,300	1,300	1,450

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

34	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016 and CAN$1,374 per ounce of gold in 2017 and after. These prices are used in order to estimate future revenues and are based on an average of recent prices.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine considered to be an advanced exploration project becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

36	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the IASB published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 373 workers and 212 contractors at December 31, 2014, versus 442 workers and 125 contractors at December 31, 2013.

Work health and safety is a priority for Richmont Mines, and the Corporation spares no effort in this regard. There is a very active health and safety committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace.

The Corporation’s operating mines achieved noteworthy health and safety records in 2014. More specifically, the Island Gold Mine attained four years without a lost-time accident, the Beaufor Mine and the Camflo mill reached 1 year without a lost-time accident. Richmont management would like to thank our employees for their contribution to the health and safety record, and congratulate each and every one of them for their ongoing commitment and day to day involvement.

Environment

Respect for the environment is one of our Corporation’s main preoccupations. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. In 2014, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $3.6 million, $0.1 million of restricted deposits with the Quebec government and $0.6 million of restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2014, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2014, using the framework and criteria established in “2013 Internal Control – Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2014.

38	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RISK FACTORS

The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluation of the proven and probable reserves at its current mines were based on a market price of gold of $1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2014	2013	2012	2011	2010	2009

High price	1,385	1,694	1,792	1,895	1,421	1,212
Low price	1,142	1,192	1,540	1,319	1,058	810
Average price	1,266	1,411	1,669	1,572	1,225	972

On February 18, 2015, the London P.M. Fix was US$1,206.00 per ounce of gold.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2009 to January 1, 2015, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9449 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

40	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

42	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2012 for another three-year period ending December 31, 2015.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

44	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

Richmont Mines Inc. | 2014 Annual Report	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty into 2014. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

46	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Richmont Mines Inc. | 2014 Annual Report	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Regulation 43-101

The Mineral Reserve and Resource estimations as of December 31, 2014 and December 31, 2013 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A 43-101 technical report was completed for the Island Gold Mine as of December 31, 2013, and was filed on SEDAR on March 31, 2014.

The Reserve and Resource estimations of Beaufor, Island Gold and Monique mines were prepared using a gold price of US$1,200 (CAN$1,300) per ounce for 2014 and US$1,225 (CAN$1,300) per ounce for 2013.

The Resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

48	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The Monique Mine Reserve and Resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAN$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first Reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Richmont Mines Inc. | 2014 Annual Report	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 18, 2015. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
			2014	2013

Weighted average outstanding			45,260,736	39,593,637
Issued and outstanding (December 31)			48,276,233	39,596,103
Diluted (December 31)			52,987,073	44,173,228
Closing price on December 31 (TSX)			$3.69	$1.07

Toronto Stock Exchange (TSX) (CAN$)
2014	Share volume	High	Low	Close
First quarter	3,138,120	$2.07	$1.09	$1.56
Second quarter	2,707,956	$1.63	$1.21	$1.51
Third quarter	9,390,883	$3.07	$1.36	$2.26
Fourth quarter	9,024,212	$4.00	$2.07	$3.69
Annual summary	24,261,171	$4.00	$1.09	$3.69

New York Stock Exchange Market (NYSE Market) (US$)
2014	Share volume	High	Low	Close
First quarter	11,073,410	$1.85	$1.04	$1.41
Second quarter	5,331,133	$1.52	$1.11	$1.37
Third quarter	16,709,389	$2.82	$1.27	$2.00
Fourth quarter	21,118,226	$3.49	$1.86	$3.16
Annual summary	54,232,158	$3.49	$1.04	$3.16

50	Richmont Mines Inc. | 2014 Annual Report

TABLE OF RESERVES AND RESOURCES

TABLE OF MINERAL RESERVES AND RESOURCES1

		December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Island Gold Mine
Proven Reserves[2]	173,000	6.25	34,700	251,500	5.95	48,100
Proven Reserves[2] (below -400 m)	86,000	6.57	18,150	-	-	-
Probable Reserves[2]	290,500	5.91	55,300	393,000	6.04	76,350
Probable Reserves[2] (below -400 m)	345,500	6.81	75,600	88,500	6.70	19,050
Total Proven & Probable Reserves[2]	895,000	6.39	183,750	733,000	6.09	143,500
Measured Resources	26,000	5.30	4,400	28,000	5.57	5,050
Indicated Resources	269,500	6.98	60,450	255,500	7.23	59,400
Indicated Resources[3] (below -400 m)	438,000	10.95	154,200	456,000	11.52	168,900
Total Measured & Indicated Resources	733,500	9.29	219,050	739,500	9.81	233,350
Inferred Resources	369,500	6.97	82,800	363,000	7.09	82,750
Inferred Resources[3] (below -400 m)	3,178,000	9.00	919,950	3,196,000	9.29	954,600
Total Inferred Resources	3,547,500	8.79	1,002,750	3,559,000	9.07	1,037,350
Beaufor Mine[4]
Proven Reserves[2]	53,000	7.13	12,100	82,000	5.54	14,600
Probable Reserves[2]	91,500	7.02	20,650	130,500	7.00	29,350
Total Proven and Probable Reserves	144,500	7.06	32,750	212,500	6.43	43,950
Measured Resources	111,500	5.30	19,000	107,500	5.50	19,000
Indicated Resources	805,500	6.60	170,850	803,500	6.56	169,500
Total Measured & Indicated Resources	917,000	6.44	189,850	911,000	6.44	188,500
Inferred Resources	743,000	6.51	155,600	906,000	6.50	189,200
Monique Mine[5]
Proven Reserves[2]	-	-	-	14,500	1.42	650
Probable Reserves[2]	14,500	3.16	1,450	401,000	2.33	30,050
Total Proven & Probable Reserves[2]	14,500	3.16	1,450	416,000	2.30	30,700
Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property[6,7]
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150
TOTAL GOLD
Proven + Probable Reserves	1,054,000	6.43	217,950	1,361,500	4.98	218,150
Measured + Indicated Resources	17,329,500	3.40	1,894,600	17,329,500	3.42	1,907,550
Inferred Resources	23,067,500	3.73	2,767,900	23,242,000	3.80	2,836,100

[1]	Mineral Resources presented are exclusive of Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).
[3]	Underground Mineral Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2014 and 2013.
[5]	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
[6]	Underground Mineral Resources established as of December 31, 2012.
[7]	Francoeur Mine closed in November 2012.

Richmont Mines Inc. | 2014 Annual Report	51

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

52	Richmont Mines Inc. | 2014 Annual Report

DEFINITION OF RESERVES AND RESOURCES

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Richmont Mines Inc. | 2014 Annual Report	53

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Vice-President, Finance to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 18, 2015

54	Richmont Mines Inc. | 2014 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2014. The framework on which such evaluation was based is contained in the report entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2014.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2014, which is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 18, 2015

Richmont Mines Inc. | 2014 Annual Report	55

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2014, 2013 and 2012 consolidated financial statements and of its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

56	Richmont Mines Inc. | 2014 Annual Report

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 18, 2015

1 CPA auditor, CA public accountancy permit no. A105359

Richmont Mines Inc. | 2014 Annual Report	57

CONSOLIDATED INCOME STATEMENT

Years ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	132,196	90,213	101,718
Cost of sales (note 4)	111,898	85,832	73,798

GROSS PROFIT	20,298	4,381	27,920

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	3,772	7,875	20,265
Administration (note 6)	7,627	7,514	10,270
Loss on disposal of long-term assets (note 8)	639	105	198
Impairment loss on W Zone Mine (note 17.1)	-	13,472	-
Other revenues (note 9)	(102)	(154)	(28)

	11,936	28,812	30,705

OPERATING EARNINGS (LOSS)	8,362	(24,431)	(2,785)

Financial expenses (note 10)	111	1,263	656
Financial revenues (note 11)	(436)	(526)	(837)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	8,687	(25,168)	(2,604)

MINING AND INCOME TAXES (note 12)	505	7,994	373

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	8,182	(33,162)	(2,977)

NET LOSS FROM DISCONTINUED OPERATION (note 13)	-	(1,098)	(42,038)

NET EARNINGS (LOSS)	8,182	(34,260)	(45,015)

EARNINGS (LOSS) PER SHARE (note 14)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Basic net earnings (loss)	0.18	(0.87)	(1.28)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Diluted net earnings (loss)	0.18	(0.87)	(1.28)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)
	45,261	39,594	35,055
DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)
	45,700	39,594	35,207

The accompanying notes are an integral part of the consolidated financial statements.

58	Richmont Mines Inc. | 2014 Annual Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

NET EARNINGS (LOSS)	8,182	(34,260)	(45,015)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	-	(18)	(281)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	(12)	(90)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	(30)	(371)

TOTAL COMPREHENSIVE INCOME (LOSS)	8,182	(34,290)	(45,386)

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2014 Annual Report	59

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines shareholders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

60	Richmont Mines Inc. | 2014 Annual Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(18)	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

Richmont Mines Inc. | 2014 Annual Report	61

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2012 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(281)	(281)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

The accompanying notes are an integral part of the consolidated financial statements.

62	Richmont Mines Inc. | 2014 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
	$	$

ASSETS

CURRENT ASSETS
Cash	35,273	17,551
Guaranteed investment certificate, 0.9%, maturing in February 2015	474	-
Receivables (note 15)	3,139	3,008
Income and mining tax assets	1,558	925
Exploration tax credits receivable	5,300	5,670
Inventories (note 16)	13,814	9,075
	59,558	36,229

RESTRICTED DEPOSITS (note 19 d)	1,016	3,421

PROPERTY, PLANT AND EQUIPMENT (note 17)	88,197	83,678

TOTAL ASSETS	148,771	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,487	19,897
Income and mining taxes payable	3,241	1,225
Current portion of long-term debt	1,799	825
Current portion of asset retirement obligations	194	330
	24,721	22,277

LONG-TERM DEBT (note 18)	5,724	5,196

ASSET RETIREMENT OBLIGATIONS (note 19 c)	8,043	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES (note 12)	2,326	1,899

TOTAL LIABILITIES	40,814	36,975

EQUITY
Share capital (note 20)	144,535	132,202
Contributed surplus	12,342	11,253
Deficit	(48,920)	(57,102)

TOTAL EQUITY	107,957	86,353

TOTAL LIABILITIES AND EQUITY	148,771	123,328

Commitments and subsequent event (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Renaud Adams	Michael Pesner
Director	Director

Richmont Mines Inc. | 2014 Annual Report	63

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	8,182	(34,260)	(45,015)
Adjustments for:
Depreciation and depletion	21,808	14,674	10,771
Impairment loss on W Zone Mine’s assets	-	13,472	-
Impairment loss on Francoeur Mine’s assets	-	-	41,161
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	867	-
Non-cash expenses related to discontinued operation	-	-	4,571
Income and mining taxes received (paid)	1,304	(1,541)	(3,626)
Interest revenues	(409)	(409)	(718)
Interest and accretion expenses on long-term debt	161	66	596
Share-based compensation	2,008	2,521	3,601
Share-based compensation settled in cash	(60)	(725)	-
Adjustment to closure allowance	(60)	-	-
Financing expenses	-	1,165	-
Accretion expense – asset retirement obligations	111	81	66
Loss on disposal of long-term assets	639	193	205
Gain on disposal of shares of publicly-traded companies	-	(12)	(90)
Mining and income taxes	505	7,994	(6,655)
	34,189	4,086	4,867

Net change in non-cash working capital items (note 21)	(6,910)	(630)	2,789

Cash flows from operating activities	27,279	3,456	7,656

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	12	582
Interest received	390	420	736
Restricted deposits	(704)	(2,737)	(394)
Guaranteed investment certificate	2,650	-	-
Property, plant and equipment – Island Gold Mine	(20,168)	(27,770)	(8,364)
Property, plant and equipment – Beaufor Mine	(1,623)	(980)	(1,192)
Property, plant and equipment – W Zone Mine	(234)	(3,779)	(9,911)
Property, plant and equipment – Monique Mine	(21)	(8,358)	-
Property, plant and equipment – Francoeur Mine	-	-	(15,458)
Property, plant and equipment – Other	(1,006)	(1,001)	(2,929)
Disposition of property, plant and equipment	390	869	105

Cash flows used in investing activities	(20,326)	(43,324)	(36,825)

FINANCING ACTIVITIES
Payments of asset retirement obligations	(74)	-	-
Issue of common shares	12,762	62	27,502
Common shares issue costs	(934)	-	(914)
Interest paid	(160)	(66)	(508)
Financing expenses	-	(727)	-
Issue of convertible debentures	-	-	10,000
Retirement of convertible debentures	-	-	(10,000)
Payment of finance lease obligations	(825)	(1,660)	(633)

Cash flows from (used in) financing activities	10,769	(2,391)	25,447

Net change in cash and cash equivalents	17,722	(42,259)	(3,722)

Cash and cash equivalents, beginning of year	17,551	59,810	63,532

Cash and cash equivalents, end of year (note 26 d)	35,273	17,551	59,810

The accompanying notes are an integral part of the consolidated financial statements.

64	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2014, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the International Accounting Standards Board (“IASB”) published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

Richmont Mines Inc. | 2014 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.4.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2014. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2014, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share
Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.5.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.6.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.
Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is rendered by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

66	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.7.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.8.	Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimate reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement. For grants settled in cash or equity instrument at the discretion of the Corporation such as RSUs, the compensation is considered as contributed surplus because the Corporation has no past practice to settle such grants in cash.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

Richmont Mines Inc. | 2014 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.9.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be three different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  The first type is in the form of a preliminary economic analysis showing the profitability of the project based at least on Inferred Resources;

  The second type is in the form of a pre-feasibility study showing the profitability of the project based on Measured or Indicated Resources;

  Finally, the third type is in the form of a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.15). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.10.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

68	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.11.	Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

Richmont Mines Inc. | 2014 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options, warrants and RSUs. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.12.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 12% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.14.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply, ore and precious metals inventories are determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 4).

2.15.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects
Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.9) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.17) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

70	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. The depreciation is presented as depreciation and depletion and is included in the cost of sales.

Depreciation
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Lease improvements: 5 years

  Equipment and rolling stock: 2 to 5 years

Others
Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.16.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

Richmont Mines Inc. | 2014 Annual Report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.17.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period.

Costs of asset retirement are deducted from the provision when incurred.

2.18.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

72	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.19.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);

  Exploration expenses of mining properties not located on mining sites in production;

  Exploration tax credits of mining properties not located on mining sites in production.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.20.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and RSUs are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued and the settlement of the RSUs as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.21.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

Richmont Mines Inc. | 2014 Annual Report	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into the following categories upon initial recognition:

  loans and receivables;

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash, guaranteed investment certificate and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. As at December 31, 2014 and 2013 the Corporation has no financial assets in this category.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include payables, accruals (except salaries and related benefits payable), royalty payments payable, contract payment holdbacks and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method.

74	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.22.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Richmont Mines Inc. | 2014 Annual Report	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based compensation expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs
The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses
Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Significant management judgments in applying accounting policies

Start of advanced exploration phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

76	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.23.	Earnings or loss from discontinued operation

A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations;

  is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

  is a subsidiary acquired exclusively with a view to resale.

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post–tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 13.

3.	Revenues

Revenues include revenue from gold sales, silver sales and custom milling.

4.	Cost of sales

The cost of sales includes the following items:

	2014	2013	2012
	$	$	$

Operating costs	87,984	69,688	61,102
Royalties	2,335	1,910	2,294
Depreciation and depletion	21,579	14,234	10,143
Custom milling costs	-	-	259

	111,898	85,832	73,798

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2014	2013	2012
	$	$	$

Beaufor Mine	1,733	1,929	1,432
Island Gold Mine	771	4,532	10,969
Wasamac property	169	1,102	9,477
Monique Mine	2	221	744
Other properties	154	347	459
Project evaluation	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	3,186	8,605	23,592

Depreciation	71	229	200
Exploration tax credits	515	(959)	(3,527)
	3,772	7,875	20,265

Richmont Mines Inc. | 2014 Annual Report	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

6.	Administration

The administration expenses include the following items:

	2014	2013	2012
	$	$	$

Salaries, director’ fees and related benefits	2,484	3,320	2,822
Severance compensation	1,269[1]	269	1,986
Share-based compensation	1,506	1,887	3,601
Depreciation	158	211	129
Miscellaneous	2,210	1,827	1,732

	7,627	7,514	10,270
1

Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

7.	Employees and directors remuneration

7.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2014	2013	2012
	$	$	$

Salaries and related benefits	40,432	44,497	52,876
Severance compensation	1,050	700	1,986
Severance costs – Closure of Francoeur Mine	-	-	4,306
Directors’ fees and related benefits	515	563	684
Share-based compensation	2,008	2,521	3,601
Defined contribution plans	1,085	1,220	1,109
State plans	1,115	1,282	1,380

	46,205	50,783	65,942

Less: salaries capitalized in property, plant and equipment	5,297	8,680	14,161

	40,908	42,103	51,781

7.2.	Share-based compensation

a)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

78	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

A summary of the status, in 2014, 2013 and 2012, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2014		2013		2012
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	935	6.93	1,378	6.44	1,637	4.66
Granted	-	-	-	-	500	10.60
Exercised	(25)	3.55	(30)	2.07	(484)	3.15
Forfeited	(193)	7.76	(312)	6.76	(274)	9.23
Expired	(150)	3.79	(101)	2.24	(1)	2.88

Options outstanding, end of year	567	7.62	935	6.93	1,378	6.44

Exercisable options, end of year	444	6.60	629	5.71	661	4.93

The following table summarizes information about the Corporation’s Initial Plan at December 31, 2014:

	Options outstanding at December 31, 2014			Exercisable options at
				December 31, 2014
Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$4.19 to $5.41	320	0.6	4.85	320	4.85
$6.86	12	1.5	6.86	9	6.86
$10.87 to $12.03	235	1.1	11.44	115	11.44

	567	0.8	7.62	444	6.60

The weighted average market share price at the date of exercise was $3.69 in 2014 ($3.25 in 2013 and $9.51 in 2012).

b)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

Richmont Mines Inc. | 2014 Annual Report	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Nine types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant; (9) options that vest 100% on the grant date and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan and changes during the years 2014, 2013 and 2012 is presented below:

		2014		2013		2012
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	2,505	2.64	900	5.05	-	-
Granted	879	3.38	1,639	1.30	912	5.04
Exercised	(605)	1.65	-	-	-	-
Forfeited	(434)	2.84	(34)	3.54	(12)	4.36

Options outstanding, end of year	2,345	3.14	2,505	2.64	900	5.05

Exercisable options, end of year	876	2.87	854	2.36	98	3.65

The following table summarizes information about the Corporation’s New Plan at December 31, 2014:

	Options outstanding at			Exercisable options at
		December 31, 2014		December 31, 2014
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	813	3.8	1.30	399	1.43
$2.02 to $2.34	120	4.4	2.26	28	2.23
$2.51 to $3.05	308	3.8	2.81	237	2.80
$3.73 to $4.36	752	4.6	3.79	71	4.15
$6.57	352	3.4	6.57	141	6.57

	2,345	4.0	3.14	876	2.87

The weighted average market share price at the date of exercise was $2.88 in 2014.

80	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

During the year ended December 31, 2014, the Corporation granted 186,900 restricted share units at a weighted average price of $3.73 per share for a total of $697. The amount expensed and recorded in contributed surplus for the restricted share units plan is $32 for 2014. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of 3 years.

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2014, the total amount that could be paid as Retention Awards under these agreements is 2 million dollars (2.25 million dollars in 2013, 6 million dollars in 2012). The cost recorded in 2014 is $456 ($742 in 2013, $639 in 2012) and the liability to this effect amounts to $982 as at December 31, 2014 ($711 in 2013, $639 in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 800,000 options were issued outside of the Corporation’s plans on October 16, 2014. These options vest in thirds on December 1st , 2015, and thereafter cumulatively on every December 1st over two years, and expire five years after the date of grant. These options have an exercise price of $2.46. As at December 31, 2014, all options are outstanding and none are exercisable.

e)	During 2014, the Corporation granted 1,679,100 share options to directors, officers and employees (1,639,000 in 2013 and 1,736,575 in 2012).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.45 ($0.58 in 2013 and $2.73 in 2012).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2014	2013	2012

Exercise price	$2.99	$1.34	$7.01
Share price	$2.99	$1.34	$7.01
Risk-free interest rate	1.4%	1.5%	1.6%
Expected life	3.9 years	3.8 years	3.8 years
Expected volatility	63%	56%	62%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2014, a total of 1,916,172 options could still be issued.

f)

On May, 2012, 324,675 options were issued to the former President and Chief Executive Officer outside of the Corporation’s option plans. These options were exercisable at a price of $6.61 each. As of September 2014, or 60 days after the departure of said President and Chief Executive Officer, all of these options were forfeited.

Richmont Mines Inc. | 2014 Annual Report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

8.	Loss on disposal of long-term assets

The loss on disposal of long-term assets includes the following items:

	2014	2013	2012
	$	$	$

Exploration mining assets	493	-	-
Mining equipment	146	105	198

	639	105	198

9.	Other revenues

Other revenues include, among others, revenues from the sale of scrap material and rental revenue.

10.	Financial expenses

The financial expenses include the following items:

	2014	2013	2012
	$	$	$

Accretion expense – asset retirement obligations	111	81	60
Interest on finance lease obligations[1]	-	17	21
Financing expenses (note 20 b)	-	1,165	-
Interest and accretion expenses on convertible debentures	-	-	575

	111	1,263	656

[1]

The interest on operating mine finance lease obligations is included in operating costs and amounted to $161 in 2014 (in 2013, $14 was recorded as property, plant and equipment and a financial expense of $52 was included in operating costs and in 2012, $35 was recorded as property, plant and equipment).

11.	Financial revenues

The financial revenues include the following items:

	2014	2013	2012
	$	$	$

Interest on cash and cash equivalents	409	405	718
Gain on disposal of shares of publicly-traded companies	-	12	90
Foreign exchange gain	27	109	29

	436	526	837

82	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

12.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2014	2013	2012
	$	$	$

Current taxes	78	785	4,610
Deferred taxes	427	7,209	(4,237)

	505	7,994	373

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.71% (26.71% in 2013 and 26.69% in 2012) to earnings before mining and income taxes as a result of the following:

	2014	2013	2012
	$	$	$

Earnings (loss) before mining and income taxes	8,687	(25,168)	(2,604)

Tax expense (recovery) at combined statutory rate	2,320	(6,722)	(694)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(354)	(104)	(302)
Deductible mining taxes	(130)	58	342
Recording of deferred income tax assets unrecognized previously	(2,877)	-	(232)
Impact of the change in tax rates	1,418	410	272
Adjustment of previously deferred taxes	(327)	311	90
Non deductible expenses	492	608	789
Deferred income tax assets unrecognized on temporary differences during the year	71	13,705	1,225
Other	12	3	(65)

Income taxes	625	8,269	1,425
Mining tax	(120)	(275)	(1,052)

Mining and income taxes related to continuing operations	505	7,994	373

Mining and income taxes related to discontinued operation	-	-	(7,028)

Total mining and income tax expense	505	7,994	(6,655)

During the year ended in 2014, the Corporation amended prior years’ mining tax returns following the refusal by the Quebec tax authorities to allow the payment of credits relating to resources which had been previously claimed. The amendments to tax attributes results in the Corporation now claiming the payment of $3.4 million for credits on duties refundable for losses for prior years under the Mining Tax Act (Quebec). The calculation of the Corporation’s credits is subject to review by government authorities that may disallow certain expenditures based on their interpretation of tax legislation and regulations and the tax treatment of such expenditures cannot be finally determined until notices of assessment and payments have been received. The Corporation decided to take a conservative approach and to account for only a portion of the claimed amounts as income and mining tax assets.

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

Richmont Mines Inc. | 2014 Annual Report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

	Balance		Balance
	January 1,	Recognized	December 31,
	2014	in net income	2014
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,088)	(433)	(2,521)
Property, plant and equipment - debtor	263	(4)	259
Asset retirement obligations	188	(12)	176
Exploration credits	(274)	9	(265)
Severance pay	12	13	25

	(1,899)	(427)	(2,326)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,326)

	Balance		Balance
	January 1,	Recognized	December 31,
	2013	in net income	2013
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,317)	229	(2,088)
Property, plant and equipment - debtor	7,823	(7,560)	263
Shares of publicly-traded companies	(4)	4	-
Asset retirement obligations	141	47	188
Exploration credits	(343)	69	(274)
Severance pay	10	2	12

	5,310	(7,209)	(1,899)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(1,899)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2014
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(2,521)	(2,262)
Asset retirement obligations	176	-	176
Exploration credits	-	(265)	(265)
Severance pay	25	-	25

Recognized deferred tax assets and liabilities	460	(2,786)	(2,326)

84	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

	December 31, 2013
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	263	(2,088)	(1,825)
Asset retirement obligations	188	-	188
Exploration credits	-	(274)	(274)
Severance pay	12	-	12

Recognized deferred tax assets and liabilities	463	(2,362)	(1,899)

The Company has the following timing differences:

	December 31, 2014
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	70,553	125,839	32,719
Asset retirement obligations	8,061	8,061	2,569
Deductible future mining taxes	2,326	2,326	-
Severance pay	1,931	1,931	667
Share issue costs	1,254	1,254	-

	84,125	139,411	35,955

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $30,409.

	December 31, 2013
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	73,838	137,221	48,246
Asset retirement obligations	7,933	7,933	2,321
Deductible future mining taxes	1,899	1,899	-
Severance pay	1,592	1,592	676
Share issue costs	1,073	1,073	-
Losses carried forward	111	105	-

	86,446	149,823	51,243

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $34,952.

Richmont Mines Inc. | 2014 Annual Report	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

13.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The remaining property, plant and equipment from this mine were valued at their recoverable amount, and the majority of these assets are now redeployed within the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2014	2013	2012
	$	$	$

Revenues
Revenues from precious metals	-	1,837	8,709
Cost of sales	-	1,807	10,485

Gross profit (loss)	-	30	(1,776)

Other expenses (revenues)
Exploration and project evaluation	-	-	290
Loss on disposal of long-term assets	-	88	7
Adjustment in the asset retirement obligation	-	-	154
Impairment loss on Francoeur Mine’s assets	-	-	41,161
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	-	867	-
Dismantling costs	-	182	1,389
Severance costs	-	-	4,306
Other revenues	-	(9)	(23)

	-	1,128	47,284

Operating loss	-	(1,098)	(49,060)

Accretion expense – asset retirement obligations	-	-	6

Loss before mining and income taxes	-	(1,098)	(49,066)

Mining and income taxes	-	-	(7,028)

Net loss from discontinued operation	-	(1,098)	(42,038)

Cash flows used in discontinued operation
	2014	2013	2012
	$	$	$

Cash flows from (used) operating activities	-	(5,271)	5,943
Cash flows from (used) in investing activities	-	825	(15,450)

	-	(4,446)	(9,507)

86	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

14.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2014	2013	2012

Weighted average number of shares used in basic earnings per share (in thousands)	45,261	39,594	35,055

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	439	-	152

Weighted average number of shares used in diluted earnings per share (in thousands)	45,700	39,594	35,207

15.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2014	2013
	$	$

Taxes receivable	2,574	2,166
Prepayments and deposits	298	227
Workers’ compensation receivable	-	113
Others	267	502

	3,139	3,008

16.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2014	2013
	$	$

Precious metals	2,067	1,647
Ore	7,939	3,923
Supplies	3,808	3,505

	13,814	9,075

During the year ended December 31, 2014, a write-down of inventories of $41, was recognized as an expense (write-down of inventories of $332 in 2013, including $80 from discontinued operation and write-down of inventories of $562 in 2012, including $310 from discontinued operation). There was no reversal of write-down in 2014, 2013 and 2012.

Richmont Mines Inc. | 2014 Annual Report	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

17.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,146	15,398	1,433	2,280	22,257	-	-	-	4,948	27,205
Disposals and write-off	-	-	-	(420)	(420)	(590)	(330)	(920)	-	(1,340)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	573	21,456	-	(64)	(64)	(21,392)	-
Adjustments to the asset retirement obligations	-	266	-	-	266	-	-	-	-	266
Balance at December 31, 2014	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	-	174,517
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	243	12,403	2,701	6,251	21,598	127	83	210	-	21,808
Disposals and write-off	-	-	-	(197)	(197)	(64)	(7)	(71)	-	(268)
Transfers	-	-	-	20	20	-	(20)	(20)	-	-
Balance at December 31, 2014	1,270	53,794	9,221	21,123	85,408	456	456	912	-	86,320
Carrying amount at December 31, 2014	3,841	58,916	6,308	17,349	86,414	1,165	618	1,783	-	88,197

During the fiscal year, the Corporation started mining the deep zone of Island Gold Mine. As a result, assets for this project were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification.

88	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Additions	-	8,998	1,470	8,827	19,295	280	156	436	29,970	49,701
Disposals and write-off	-	-	-	(475)	(475)	(586)	(1,137)	(1,723)	-	(2,198)
Impairment	-	(10,723)	(419)	(2,330)	(13,472)	-	-	-	-	(13,472)
Exploration tax credits	-	-	-	-	-	-	-	-	(1,225)	(1,225)
Transfers	-	19,772	2,080	8,126	29,978	(29)	(2,812)	(2,841)	(27,137)	-
Adjustments to the asset retirement obligations	-	127	-	-	127	-	-	-	-	127
Balance at December 31, 2013	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Depreciation and depletion
Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Depreciation and depletion	60	8,523	1,460	4,318	14,361	116	197	313	-	14,674
Disposals and write-off	-	-	(22)	(182)	(204)	(16)	(49)	(65)	-	(269)
Transfers	-	-	-	219	219	-	(219)	(219)	-	-
Balance at December 31, 2013	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Carrying amount at December 31, 2013	938	35,497	6,923	20,990	64,348	1,818	1,068	2,886	16,444	83,678

During the year 2013, the Corporation determined that the W Zone Mine and the Monique Mine met the commercial production criteria. As a result, assets for these mines were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with these mines have been included in the results from continuing operations in the consolidated income statement from the date of such determination. In addition, at the beginning of 2013, the Corporation determined that the Island Gold Deep project met the criteria of an “Advanced Exploration Project”. As a result, the costs incurred on this project were capitalized.

During the year ended December 31, 2014, the Beaufor Mine’s average depletion rate was 96 dollars per ounce sold (82 dollars in 2013), the Island Gold Mine’s average depletion rate was 248 dollars per ounce sold (228 dollars in 2013), the Monique Mine’s average depletion rate was 257 dollars per ounce sold (281 dollars in 2013) and the W Zone Mine’s average depletion rate was 301 dollars per ounce sold (1,120 dollars in 2013). Camflo Mill had an average depletion rate of 3.06 dollars per processed tonnes for the year ended December 31, 2014 (2.88 dollars in 2013).

Richmont Mines Inc. | 2014 Annual Report	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

17.1.         Impairment loss

Property, plant and equipment that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined on the basis of value-in-use. For the purpose of this test, the Corporation has determined that each mine site represented a cash-generating unit.

For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use. Value-in-use was estimated at $3,087.

18.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2014	2013
	$	$

Royalty payments payable a)	2,000	-
Finance lease obligations b)	2,912	3,737
Contract payment holdbacks c)	1,116	1,000
Long-term share-based compensation (note 7.2 c)	982	711
Closure allowance d)	513	573

	7,523	6,021

Current portion	1,799	825

	5,724	5,196

a)

On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)

During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4,402 via five finance leases. The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the rolling stock under these finance leases amounts to $3,300 ($4,792 in 2013).

90	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Future minimum finance lease payments at December 31, 2014 are as follows:

	Minimum lease payments due
	2015	2016	2017	Total

December 31, 2014:
Lease payments	922	922	1,310	3,154
Finance charges	(123)	(84)	(35)	(242)

Net present values	799	838	1,275	2,912

c)

Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2014, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 24).

d)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

19.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the year ended December 31, 2014:

	2014	2013
	$	$

Balance, beginning of year	7,933	6,745
Accretion expense	111	81
Asset retirement obligation – Monique Mine	-	980
Payments – Francoeur Mine	(74)	-
Changes to estimated cash flow and payment schedules	267	127

Balance, end of year	8,237	7,933

Richmont Mines Inc. | 2014 Annual Report	91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2013) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.0% and 1.6% (between 1.1% and 1.7% in 2013). The payments schedule was determined by taking into account the proven and probable reserves, the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2014:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2014	$

Island Gold Mine	2,269	2025
Beaufor Mine and W Zone Mine	863	2017
Camflo Mill	3,806	2017
Monique Mine	981	2015 and after
Francoeur Mine	747	2015 and after

	8,666

In 2014, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Island Gold Mine were revised to take into account their updated estimated reserves and their estimated mine life.

In 2013, the schedules of the estimated cash flows of future retirement costs of the Island Gold Mine and W Zone Mine were revised to take into account their updated estimated reserves.

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2014	2013
	$	$

Camflo Mill	3,731	3,736
Island Gold Mine	1,937	1,663
Monique Mine	976	965
Beaufor Mine and W Zone Mine	846	749
Francoeur Mine	747	820

	8,237	7,933

Current portion	194	330

	8,043	7,603

92	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2014:

	2014	2013
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	601	594
Beaufor Mine	107	107
Other	10	10

	718	711

Guaranteed investment certificate[1]	-	2,650

Other	298	60

	1,016	3,421
Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	239
Monique Mine	948	-
Additional credit	-	100

	3,573	2,650

[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and rolling stock which has a net carrying value of $17,967. Prior to that, letters of credit were secured by the guaranteed investment certificate.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1,023 in 2014 and must increase the financial guarantees by $1,818 in 2015 and $1,190 in 2016.

As at December 31, 2013, the Corporation had guaranteed the restoration of its mining sites by $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $2,650.

Richmont Mines Inc. | 2014 Annual Report	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

20.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2014	Number	2013	Number	2012
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	39,596	132,202	39,566	132,113	33,110	104,872
Issue of shares for cash a)
Common	8,050	11,673	-	-	5,972	25,981
Exercise of stock options	630	1,594	30	89	484	2,174
Common shares issue costs, net of future tax asset a)	-	(934)	-	-	-	(914)

Balance, end of year	48,276	144,535	39,596	132,202	39,566	132,113

a)	Issue of shares

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognised.

In 2014, the Corporation issued 630,120 common shares (30,000 in 2013 and 483,600 in 2012) following the exercise of stock options and received cash proceeds in the amount of $1,089 ($62 in 2013 and $1,521 in 2012). Contributed surplus was reduced by $505 ($27 in 2013 and $653 in 2012) which represents the fair value of the exercised stock options.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

b)	Warrants

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which was recorded as financial expenses. As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatily of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2014 and 2013, 812,500 warrants are issued and exercisable.

94	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

21.	Consolidated statements of cash flows

	2014	2013	2012
	$	$	$

Net change in non-cash working capital items

Receivables	(207)	(98)	114
Exploration tax credits receivable	442	(959)	(668)
Inventories	(4,739)	(1,311)	(167)
Payables, accruals and provisions	(2,406)	1,738	3,510

	(6,910)	(630)	2,789
Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	266	127	(160)
Property, plant and equipment increase as a result of a new asset retirement obligations – Mine Monique	-	980	-

Payables, accruals and provisions related to property, plant and equipment	3,894	1,898	523

Increase in long-term debt related to property, plant and equipment	2,116	1,000	-

In 2014, an amount of $42, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($117 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 ($1,125 in 2013 and $950 in 2012), included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment. During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

During the year 2012, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

Richmont Mines Inc. | 2014 Annual Report	95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

22.	Related party transactions

22.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Executive Vice-President and Chief Operating Officer and the Vice-President, Finance. Key management personnel remuneration includes the following expenses.

	2014	2013	2012
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,957	2,336	1,988
Professional fees	249	-	-
Severance compensation	945	266	1,986
Related benefits	110	78	159

Total short-term benefits	3,261	2,680	4,133

Post-employment benefits
Defined contribution pension plan	22	9	8
State plan	23	23	23

Total post-employment benefits	45	32	31

Stock-based compensation	1,169	1,328	2,438

	4,475	4,040	6,602

During 2014, key management exercised 105,000 share options, with a total exercise price of $192. During 2013, key management did not exercise any share options while in 2012, key management exercised 324,000 share options with a total exercise price of $1,072.

22.2.	Other transactions

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $60, including taxes ($333 in 2012).

On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

23.	Commitments and subsequent event

The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

96	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $409 for office space. Minimum rental payments for the next three years amount to $136 annually.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

On January 21, 2015, a syndicate of underwriters has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of $4.00 per share for gross proceeds of $34,000. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation, exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4,500. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Corporation will be $38,500. Following the deduction of estimated fees, net proceeds are expected to amount to $36,100, and the Corporation’s share capital will increase by the same amount. The financing was closed on February 11, 2015 and the full over-allotment option was exercised.

24.	Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at December 31, 2014, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Richmont Mines Inc. | 2014 Annual Report	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

25.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

26.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2014		December 31, 2013
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		35,273	35,273	17,551	17,551
Guaranteed investment certificate[1]		474	474
Receivables[1]		267	267	502	502

		36,014	36,014	18,053	18,053
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		12,681	12,681	13,096	13,096
Royalty payments payable[2]	Level 2	2,000	2,000	-	-
Finance lease obligations[2]	Level 2	2,912	2,912	3,737	3,737
Contract payment holdbacks[2]	Level 2	1,116	1,116	1,000	1,000
Closure allowance[2]	Level 2	513	513	573	573

		19,222	19,222	18,406	18,406
1

The Corporation owns and assumes financial assets and liabilities such as cash, guaranteed investment certificate and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

2

The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

98	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value and financial instruments measured at amortized cost for which the fair value is disclosed on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1: quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2: valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;

Level 3: valuation techniques with significant unobservable market inputs.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash and its guaranteed investment certificate. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2014 and 2013 the Corporation did not enter into any forward exchange contracts. At December 31, 2014 and 2013, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 9% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2014 (+/- 8% for the reporting period ended December 31, 2013 and +/- 7% for the reporting period ended December 31, 2012). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2014	+/- 9% (US$ / CAN$)	+/- 7,779

2013	+/- 8% (US$ / CAN$)	+/- 5,267

2012	+/- 7% (US$ / CAN$)	+/- 5,572

Richmont Mines Inc. | 2014 Annual Report	99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2014, 2013 and 2012, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2014	+/- 10%	+/- 9,566
Average exchange rate (US$/CAN$) 1.1045

2013	+/- 10%	+/- 6,328
Average exchange rate (US$/CAN$) 1.0299

2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and guaranteed investment certificate. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash and guaranteed investment certificate in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2014 and 2013, the Corporation’s cash and guaranteed investment certificate are held through one financial institution.

As at December 31, 2014 and 2013, the cash was invested with an effective rate of 1.20%.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the finance lease obligations are disclosed in note 18.

100	Richmont Mines Inc. | 2014 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

27.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2014 compared to annual financial statements of 2013 and 2012 in the basis of segmentation or the basis of evaluation of segment result.

2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,766	111,898	-	111,898

Gross profit	13,093	7,205	20,298	-	20,298

Exploration and project Evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)

	1,682	871	2,553	9,383	11,936

Operating earnings (loss)	11,411	6,334	17,745	(9,383)	8,362

Financial expenses	83	28	111	-	111
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

Richmont Mines Inc. | 2014 Annual Report	101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	40,820	69,631	110,451	-	(8,733)	101,718
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	932	25,236	26,168	-	1,752	27,920

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss (Gain) on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(33)	(1)	(34)	(1)	7	(28)

	1,690	11,149	12,839	18,156	(290)	30,705

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)
Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Addition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

In 2014, 59% of precious metals have been sold through US financial institutions (67% in 2013 and 71% in 2012).

28.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2014 were approved for publication by the Board of Directors on February 18, 2015.

Richmont Mines Inc. | 2014 Annual Report	103

BOARD OF DIRECTORS

[1]	Member of the Audit Committee
[2]	Member of the Corporate Governance and Nominating Committee
[3]	Member of the Human Resources and Compensation Committee
[4]	Member of the Health & Safety and Sustainability Committee

OFFICERS

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CORPORATE STAFF

Richmont Mines Inc. | 2014 Annual Report	105

GENERAL INFORMATION

CORPORATE OFFICE		TRANSFER AGENT AND		ANNUAL MEETING OF
		REGISTRAR		SHAREHOLDERS
Richmont Mines Inc.
161 avenue Principale		Computershare Trust Company of		The Annual General Meeting of
Rouyn-Noranda, Quebec J9X 4P6		Canada Inc.		Shareholders will be held on
Canada		1500 University Street		Tuesday, May 7, 2015, at 9:00 am
Phone:	819 797-2465	Suite 700		at the Omni Mont-Royal Hotel
Fax:	819 797-0166	Montreal, Quebec H3A 3S8		Room La Galerie
		Canada		1050 Sherbrooke Street West
Montreal		Phone:	514 982-7888	Montreal, Quebec H3A 2R6
1501 McGill College Avenue		Fax:	514 982-7580	Canada
Suite 2920
Montreal, Quebec H3A 3M8		CO-TRANSFER AGENT AND		RAPPORT ANNUEL 2014
Canada		CO-REGISTRAR IN THE
Phone:	514 397-1410	UNITED STATES		Un exemplaire français du présent
Fax:	514 397-8620			rapport annuel est disponible sur
		Computershare Trust Company Inc.		demande :
Jennifer Aitken		Computershare USA		1501, avenue McGill College
Investor Relations Manager				Bureau 2920
Phone: 514 397-1410 ext. 101		AUDITORS		Montréal (Québec) H3A 3M8
jaitken@richmont-mines.com				Canada
		Raymond Chabot Grant		Téléphone :	514 397-1410
STOCK EXCHANGE LISTINGS		Thornton LLP		Télécopieur :	514 397-8620
(RIC)
INTERNET
Toronto Stock Exchange (TSX)
New York Stock Exchange – Market				www.richmont-mines.com
(NYSE MKT)

106	Richmont Mines Inc. | 2014 Annual Report

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